香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

RECEIVED

2007 DEC -3 A 10:23

20th November 2007

BY AIR MAIL

07028418

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Circular dated 20th November 2007 regarding the acquisition of 50% interest in a subsidiary of Cheung Kong Infrastructure Holdings Limited, a connected transaction.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

File No. 82-4086

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for independent advice.

If you have sold or transferred all your shares in **Hongkong Electric Holdings Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0006)

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

CLSA
ASIA-PACIFIC MARKETS

A letter from the Board is set out on pages 5 to 11 of this circular and a letter from the Independent Board Committee is set out on page 12 of this circular.

The text of a letter of advice from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 13 to 32 of this circular.

A notice convening the EGM will be despatched to the Shareholders in due course.

20 November 2007

CONTENT

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	the agreement dated 30 October 2007 between CKI and the Company in relation to the Transaction
"associate(s)", "connected person(s)" and "controlling shareholder(s)"	have the meanings ascribed to them under the Listing Rules
"Associated Corporations"	has the meaning ascribed to it under Part XV of the SFO
"Board"	the board of Directors
"Bridge Facility"	the bridge facility in the maximum principal amount of CAD$700,000,000 (approximately HK$5,684,000,000) to be obtained by Canco
"CAD$"	Canadian dollars, the lawful currency of Canada
"Canadian GAAP"	generally accepted accounting principles in Canada
"Canco"	Stanley Power Inc., a limited company incorporated in British Columbia, Canada
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	an announcement issued by CKI dated 15 October 2007 in relation to the Offer and the acquisition of TransAlta Power Units
"CKI Group"	CKI and its subsidiaries
"CLSA"	CLSA Equity Capital Markets Limited, a licensed corporation for Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO
"Company"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 0006)

"Compulsory Acquisition"	the compulsory acquisition pursuant to Section 3.20 of the Limited Partnership Agreement
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of approving the Transaction and all other related transactions and matters contemplated under the Agreement
"General Partner"	TransAlta Power Ltd., the general partner of TransAlta Power, a corporation incorporated under the Canada Business Corporation Act
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board, consisting of Mr. Ralph Raymond Shea, formed to advise the Independent Shareholders in respect of the Transaction
"Independent Financial Adviser"	the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transaction
"Independent Shareholders"	Shareholders other than CKI and its associates
"Joint Announcement"	a joint announcement issued by CKI and the Company dated 30 October 2007 in relation to the Transaction
"Latest Practicable Date"	13 November 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Limited Partnership Agreement"	the limited partnership agreement of TransAlta Power dated as of 16 December 1997, as amended and restated from time to time, most recently as of 26 January 2004 and as may be further amended in accordance with the Offer

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	has the meaning as set out under the section entitled "Subject of the Transaction" in this circular
"Resolution"	the ordinary resolution to be proposed at the EGM to approve the Transaction and all other related transactions and matters contemplated under the Agreement
"Second Step Transaction"	the acquisition by Canco of the balance of the TransAlta Power Units as soon as practicable and in any event within a period of 6 months following the date on which Canco first takes up and acquires TransAlta Power Units pursuant to the Offer by way of Compulsory Acquisition, Subsequent Acquisition Transaction, arrangement, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Shares"	ordinary shares of HK$1 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsequent Acquisition Transaction"	the Compulsory Acquisition that may be completed if the Offer is accepted by TransAlta Unitholders holding $66^{2}/_{3}\%$ or more of the TransAlta Power Units within 90 days of the date of the Offer
"Support Agreement"	the support agreement dated 14 October 2007 (Calgary time) entered into between CKI and TransAlta Power
"TA Cogen"	TransAlta Cogeneration, L.P., a limited partnership established pursuant to the laws of the Province of Ontario, Canada
"Transaction"	the purchase of 50% of the entire issued share capital of Canco pursuant to the Agreement

"TransAlta Corporation"	TransAlta Corporation, a corporation existing under the laws of Canada
"TransAlta Power"	TransAlta Power, L.P., a limited partnership established pursuant to the laws of the Province of Ontario, Canada, the units of which are listed on the Toronto Stock Exchange
"TransAlta Power Unit(s)"	the limited partnership unit(s) of TransAlta Power
"TransAlta Power Unitholders"	the registered holders of TransAlta Power Units from time to time
"%"	per cent.

The figures in CAD$ are converted into HK$ at the rate of CAD$1:HK$8.12 throughout this circular for indication purposes only.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

Registered office: 44 Kennedy Road, Hong Kong

Executive Directors:
Mr. FOK Kin Ning, Canning *(Chairman)*
Mr. TSO Kai Sum *(Group Managing Director)*
Mrs. CHOW WOO Mo Fong, Susan
(also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT)
Mr. Andrew John HUNTER
Mr. KAM Hing Lam
Mr. LEE Lan Yee, Francis
Mr. LI Tzar Kuoi, Victor
Mr. Neil Douglas MCGEE
Mr. Frank John SIXT
Mr. WAN Chi Tin

Non-Executive Directors:
Mr. Ronald Joseph ARCULLI
Mr. George Colin MAGNUS
Mr. YEE Lup Yuen, Ewan

Independent Non-Executive Directors:
Mr. Holger KLUGE
Mr. Ralph Raymond SHEA
Mr. WONG Chung Hin

20 November 2007

To the Shareholder(s)

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

1. INTRODUCTION

The Board announced in the Joint Announcement that on 30 October 2007 (after trading hours), CKI and the Company had entered into the Agreement, pursuant to which CKI agreed to procure the sale of and the Company agreed to purchase or procure the purchase by its subsidiary of, 50% of the entire issued share capital of Canco, the holding vehicle for CKI in respect of the TransAlta Power Units, for a consideration equivalent to CAD$1,000,000 (approximately HK$8,120,000); plus 50% of the total costs to be incurred by Canco in effecting the Offer (excluding costs paid out of the initial capital of Canco); less 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement. The Company also agreed to assume on the completion date of the Agreement the guarantee in respect of the Bridge Facility to the

extent of 50% of its amount on a several basis. Based on the offer price of CAD$8.38 (approximately HK$68.05) per TransAlta Power Unit for all the outstanding TransAlta Power Units, it is expected that the total consideration for the Transaction payable by the Company to CKI will not exceed CAD$1,500,000 (approximately HK$12,180,000).

CKI and its associates are currently holding approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. The Transaction constitutes a connected transaction for the Company under the Listing Rules. The Transaction is conditional upon approval by the Independent Shareholders at the EGM. CKI and its associates will abstain from voting at the EGM.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Transaction. The Company has appointed CLSA as the Independent Financial Adviser to advise the Independent Board Committee in respect of the Transaction.

The purpose of this circular is (i) to provide you with further information in respect of the Agreement and the Transaction; and (ii) to set out the opinions and recommendations of the Independent Board Committee and CLSA in relation to the Transaction.

2. DETAILS OF THE AGREEMENT

The agreement

Date

30 October 2007 (after trading hours)

Parties

(1) CKI; and

(2) The Company.

CKI and its associates currently hold approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and the Transaction constitutes a connected transaction for the Company under the Listing Rules.

Subject of the Transaction

Pursuant to the Agreement, CKI agreed to procure the sale of and the Company agreed to purchase or cause its subsidiary to purchase 50% of the entire issued share capital of Canco as at the completion date of the Agreement.

As mentioned in the CKI Announcement, CKI has agreed to, either by itself or through one or more direct or indirect wholly-owned subsidiaries of CKI, or any combination thereof, make an offer to purchase all of the outstanding TransAlta Power Units from the TransAlta Power Unitholders on the basis of CAD$8.38 (approximately HK$68.05) in cash per TransAlta Power Unit (the "Offer"). The Offer price is based on a premium of (i) 15.75% of the closing price of the TransAlta Power Unit for the last trading day; (ii) 16.00% of the average closing prices for the last five trading days; and (iii) 15.00% of the average closing prices for the last ten trading days, before signing of the Support Agreement. CKI has decided to make the Offer through Canco.

Consideration

The consideration for the Transaction will be an amount equivalent to:

(a) CAD$1,000,000 (approximately HK$8,120,000), being 50% of the initial capital in Canco prior to the completion of the Agreement;

Plus

(b) 50% of the aggregate amount of (i) the amount paid by Canco for the purchase of the TransAlta Power Units deposited under the Offer and acquired by Canco under any Compulsory Acquisition, Subsequent Acquisition Transaction or other Second Step Transaction; (ii) the amount paid for the General Partner's interest in TransAlta Power; and (iii) the costs of the Offer, Subsequent Acquisition Transaction or other Second Step Transaction and any related transactions; but excluding (iv) any amount or costs as may be satisfied or paid with the said initial capital in Canco;

Less

(c) 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement.

The Company also agreed to assume on the completion date of the Agreement the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis, that is, not exceeding CAD$350,000,000 (approximately HK$2,842,000,000). The number of all the outstanding TransAlta Power Units to be acquired under the Offer is approximately 75,157,723. Based on the offer price of

CAD$8.38 (approximately HK$68.05) per TransAlta Power Unit for all of the outstanding TransAlta Power Units, it is expected that the total consideration for the Transaction from the Company to CKI will not exceed CAD$1,500,000 (approximately HK$12,180,000) payable in cash. The consideration of the Transaction was determined after arm's length negotiations between the parties on normal commercial terms. The consideration of the Transaction will be funded by the Company's internal resources and external financings.

Conditions to the Transaction

Completion of the Transaction is conditional upon:

(i) on or after 4 December 2007 (Calgary time), completion of the acquisition under the Offer of such number of the TransAlta Power Units by Canco representing 66⅔% or more of the issued and outstanding TransAlta Power Units; and

(ii) the Shareholders who are qualified to vote at the EGM approving the Transaction and the related transactions and matters contemplated under the Agreement as required under the Listing Rules.

If the above conditions are not satisfied on or before 28 February 2008 (or such later date as is agreed by the parties to the Agreement), the Agreement shall lapse and the Transaction will not proceed.

3. INFORMATION ON CANCO AND TRANSALTA POWER

Canco is a limited company established pursuant to the laws of the Province of British Columbia, Canada. Canco is currently a wholly-owned subsidiary of CKI and will be used as the holding vehicle for CKI in respect of the TransAlta Power Units.

TransAlta Power is a limited partnership established pursuant to the laws of the Province of Ontario, Canada. It holds investments which are directly or indirectly related to energy supply. TransAlta Power owns 49.99% partnership interest in TA Cogen.

TA Cogen is a limited partnership established pursuant to the laws of the Province of Ontario, Canada. TA Cogen owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facility in Alberta. The remaining 50.01% partnership interest in TA Cogen is currently held by two wholly-owned subsidiaries of TransAlta Corporation, a third party independent of CKI and its connected persons.

Pursuant to the Agreement, CKI and the Company will nominate an equal number of representatives to be appointed as directors of Canco after completion of the Transaction.

It is intended that the Company will account for the results of Canco as "interest in an associate" immediately after the Transaction. The results and assets of Canco will be equity accounted for in the Group's financial statements.

Based on the accounts of TransAlta Power, the total asset value of TransAlta Power as at 31 December 2006 was approximately CAD$515,000,000 (approximately HK$4,181,800,000). The total asset value of TransAlta Power as at 30 June 2007 was approximately CAD$442,800,000 (approximately HK$3,595,536,000). The audited net profits before taxation and extraordinary items of TransAlta Power for the two years ended 31 December 2005 and 31 December 2006 were approximately CAD$36,300,000 (approximately HK$294,756,000) and approximately CAD$34,210,000 (approximately HK$277,785,200) respectively. The audited net loss after taxation and extraordinary items of TransAlta Power for the year ended 31 December 2005 was approximately CAD$2,830,000 (approximately HK$22,979,600) and the audited net profits after taxation and extraordinary items of TransAlta Power for the year ended 31 December 2006 was approximately CAD$34,210,000 (approximately HK$277,785,200). The unaudited net profits before taxation and extraordinary items of TransAlta Power for the six months ended 30 June 2007 was approximately CAD$13,300,000 (approximately HK$107,996,000) and the unaudited net loss after taxation and extraordinary items of TransAlta Power for the six months ended 30 June 2007 was approximately CAD$40,600,000 (approximately HK$329,672,000). The above accounts were prepared under the Canadian GAAP.

4. INFORMATION ON THE CKI GROUP

The principal activities of the CKI Group are development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia and the United Kingdom.

5. INFORMATION ON THE GROUP

The principal activity of the Group is the generation of electricity and its transmission and distribution to Hong Kong and Lamma Islands. The Group also seeks investments in infrastructure projects outside Hong Kong. The Company and CKI are partners in several power-related businesses in Australia and a gas distribution network business in the United Kingdom.

6. REASONS FOR THE TRANSACTION

The Transaction reflects the Company's strategy of investing in infrastructure projects outside Hong Kong. The Directors believe the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

7. LISTING RULES IMPLICATIONS

Any connected person with a material interest in the Transaction, and any other Shareholders and their respective associates with a material interest in the Transaction, shall abstain from voting in respect of the Resolution.

CKI and its associates currently hold approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. The Transaction constitutes a connected transaction for the Company under the Listing Rules. Completion will be subject to, amongst other things, approval by the Independent Shareholders at the EGM. CKI and its associates will abstain from voting at the EGM. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, each of CKI and those associates is entitled to exercise control over the voting rights in respect of its Shares.

8. RECOMMENDATIONS

The Directors believe that the entering into of the Agreement, the Transaction and the transactions contemplated thereunder as described herein is in the interests of the Company and the Shareholders as a whole, and that the terms of the Agreement, the Transaction and the transactions contemplated thereunder are fair and reasonable so far as the Shareholders as a whole are concerned.

Accordingly, the Directors recommend the Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

The Independent Board Committee is required under the Listing Rules to advise the Independent Shareholders in relation to the Transaction. Mr. Ralph Raymond Shea has been appointed to and constitutes the Independent Board Committee to advise the Independent Shareholders in respect of the Transaction. CLSA has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 12 of this circular, which contains its recommendation to the Independent Shareholders, and the text of a letter of advice from CLSA set out on pages 13 to 32 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders.

9. EXTRAORDINARY GENERAL MEETING

The Company will convene the EGM for the purpose of considering and, if thought fit, passing the Resolution as an ordinary resolution. A notice convening the EGM together with a proxy form will be despatched separately to the Shareholders in due course.

10. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Hongkong Electric Holdings Limited
Fok Kin Ning, Canning
Chairman

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

Registered office: 44 Kennedy Road, Hong Kong

港燈
HK Electric

20 November 2007

To the Independent Shareholder(s)

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

I refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in its opinion, the terms of the Transaction are fair and reasonable and the Transaction is in the interests of the Company and the Shareholders as a whole. CLSA has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Transaction.

I wish to draw your attention to the letter from the Board, as set out on pages 5 to 11 of this circular and the text of a letter of advice from CLSA, as set out on pages 13 to 32 of this circular, both of which provide details of the Transaction.

Having considered the terms of the Agreement, the advice of CLSA and the relevant information contained in the letter from the Board, I am of the opinion that the terms of the Transaction are fair and reasonable so far as the Independent Shareholders are concerned and that the Transaction is in the interests of the Company and the Shareholders as a whole.

Accordingly, I recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

Yours faithfully,
The Independent Board Committee
of Hongkong Electric Holdings Limited
Ralph Raymond SHEA

The following is the text of the letter of advice dated 20 November 2007 from CLSA to the Independent Board Committee and the Independent Shareholders in relation to the connected transaction prepared for incorporation in this circular:

CLSA
ASIA-PACIFIC MARKETS

To the Independent Board Committee
and the Independent Shareholders

20 November 2007

Dear Sir and Madam,

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

We refer to our engagement pursuant to which CLSA Equity Capital Markets Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms and conditions of the Transaction, details of which are contained in the circular dated 20 November 2007 (the "Circular") issued by the Company to its Shareholders, are on normal commercial terms, in the ordinary and usual course of the business of the Company and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

This letter has been prepared for inclusion in the Circular issued by the Company to its Shareholders. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

As disclosed in the announcement made by CKI dated 15 October 2007 (the "CKI Announcement"), CKI, on 14 October 2007 (Calgary time), has entered into a supporting agreement (the "Support Agreement") with TransAlta Power whereby CKI agrees, either by itself or through one or more of its subsidiaries, or any combination thereof, to make an offer (the "Offer") any time before 11:59 p.m. (Calgary time) on 29 October 2007 (01:59 p.m. (Hong Kong time) on 30 October 2007) to purchase all of the outstanding TransAlta Power Units from the TransAlta Power Unitholders, for a consideration of CAD$8.38 (equivalent to approximately HK$68.05) in cash per TransAlta Power Unit. We understand that CKI has procured Canco, which is currently wholly-owned by CKI, to make the Offer and act as a holding vehicle in respect of the Offer and the underlying TransAlta Power Units.

On 30 October 2007 CKI and the Company entered into the Agreement, pursuant to which CKI agreed to procure the sale of and the Company agreed to purchase or cause its subsidiary to purchase 50% of the entire issued share capital of Canco for a consideration equivalent to CAD$1,000,000 (approximately HK$8,120,000); plus 50% of the total costs to be incurred by Canco in effecting the Offer (excluding costs paid out of the initial capital of Canco); less

50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement. The Company also agreed to assume on the completion date of the Agreement the guarantee in respect of the Bridge Facility to the extent of 50% of its outstanding amount on a several basis.

As at the Latest Practicable Date, CKI and its associates currently hold approximately 38.87% of the issued share capital of the Company. CKI is therefore a substantial shareholder of the Company and it and its associates are connected persons of the Company as defined in the Listing Rules. The Transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is therefore subject to the approval of the Independent Shareholders at the EGM to be conducted by way of poll.

In formulating our opinion with regard to the Transaction, we have relied on the information, opinions and facts supplied, and representations made to us by the Directors and representatives of the Company (including those contained or referred to in the Circular). We have assumed that all such information, opinions, facts and representations, which have been provided to us by the Directors and representatives of the Company, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Transaction to justify our recommendation, relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. It is not within our terms of reference to comment on the commercial feasibility of the Transaction, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms and conditions of the Transaction. Our opinion with regard to the terms and conditions thereof has been formed on the assumption that all obligations to be performed by each of the parties to the Transaction will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and its representatives. We have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by the Company, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of the Company. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information publicly available to us, as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to completion of the Transaction that, if known to us at the time we rendered our opinion, would have altered our opinion.

In addition, our opinion is also subject to the following qualifications:

(a) We are instructed to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transaction. As such, the scope of our review, and consequently, our opinion does not include any statement or opinion as to the commercial merits or strategic rationale of the Transaction.

(b) We do not express any opinion or statement as to whether any similar terms or transactions akin to the terms proposed for the Transaction are or might be available from any independent third parties, nor as to whether any independent third parties might offer to enter into similar transactions;

(c) It is not possible to confirm whether or not the Transaction is in the interests of each individual Independent Shareholder and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Transaction in light of his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives;

(d) In preparing this letter and in giving any opinion or advice, we have only had regard to the Transaction and necessarily circumstances thereof in connection with the Transaction only, and not in connection with any other business plan, strategy or transaction, past or present, with regard to the Company or the Group as a whole, which falls beyond the scope of our opinion in connection with the Transaction;

(e) We express no opinion as to whether the Transaction will be completed nor whether it will be successful;

(f) Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

(g) Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

(h) We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, the timing, pricing, size, feasibility, or any other aspects of the Transaction.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Transaction and, except for its inclusion in the Circular and for references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CLSA is licensed by the Hong Kong Securities and Futures Commission to undertake Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) for our own account and the accounts of customers. CLSA will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion, we have taken into consideration, among others, each of the following principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1. Background of the Transaction

On 15 October 2007, CKI announced that on 14 October 2007 (Calgary time), it had entered into the Support Agreement with TransAlta Power whereby CKI agreed, either by itself or through one or more of its subsidiaries, or any combination thereof, to make an offer any time before 11:59 p.m. (Calgary time) on 29 October 2007 (01:59 p.m. (Hong Kong time) on 30 October 2007) to purchase all of the outstanding TransAlta Power Units from the TransAlta Power Unitholders, on the basis of CAD$8.38 (equivalent to approximately HK$68.05) in cash per TransAlta Power Unit.

We understand from the Directors that, subsequent to entering into the Support Agreement, Canco was incorporated by CKI as a wholly-owned subsidiary on 23 October 2007 for the purpose of making the Offer. Canco has not otherwise carried on any business activities other than in respect of the Offer.

On 30 October 2007, CKI and the Company entered into the Agreement, pursuant to which CKI agreed to procure the sale of and the Company agreed to purchase or cause its subsidiary to purchase 50% of the entire issued share capital of Canco. After completion of the Transaction pursuant to the Agreement, each of the Company and CKI will hold a 50% equity interest in Canco, which in turn will hold all TransAlta Power Units acquired pursuant to or following the Offer.

As disclosed in the letter from the Board contained in the Circular, the CKI Group is engaged in the development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia and the United Kingdom. CKI and its associates together hold approximately 38.87% of the issued share capital of the Company.

The principal activity of the Group is the generation of electricity and its transmission and distribution to Hong Kong and Lamma Islands. The Company and CKI are partners in several power-related businesses in Australia and a gas distribution network business in the United Kingdom.

2. Principal terms of the Agreement

The consideration for the Transaction will be an amount equivalent to:

(a) CAD$1,000,000 (approximately HK$8,120,000), being 50% of the initial capital in Canco prior to the completion of the Agreement;

Plus

(b) 50% of the aggregate amount of (i) the amount paid by Canco for the purchase of the TransAlta Power Units deposited under the Offer and acquired by Canco under any Compulsory Acquisition, Subsequent Acquisition Transaction or other Second Step Transaction; (ii) the amount paid for the General Partner's interest in TransAlta Power; and (iii) the costs of the Offer, Subsequent Acquisition Transaction or other Second Step Transaction and any related transactions; but excluding (iv) any amount or costs as may be satisfied or paid with the said initial capital in Canco;

Less

(c) 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement.

Upon completion of the Agreement, the Company will provide to the banks providing the Bridge Facility a several guarantee limited to 50% of the amount outstanding under the Bridge Facility.

As disclosed in the letter from the Board, completion of the Transaction is conditional upon (i) on or after 4 December 2007 (Calgary time), completion of the acquisition under the Offer of such number of the TransAlta Power Units by Canco representing $66^2/_3$% or more of the issued and outstanding TransAlta Power Units; and (ii) the Shareholders who are qualified to vote at the EGM approving the Transaction and the

related transactions and matters contemplated under the Agreement as required under the Listing Rules. If the above conditions are not satisfied on or before 28 February 2008 (or such later date as is agreed by the parties to the Agreement), the Agreement shall lapse and the Transaction will not proceed.

Pursuant to the Agreement, CKI and the Company will nominate an equal number of representatives to be appointed as directors of Canco after completion of the Transaction.

The Directors confirm that the Agreement was negotiated and entered into on an arm's length basis between the parties thereto. Also as stated in the letter from the Board, the Directors believe that the Transaction is in the interests of the Company and the Shareholders as a whole, and that the terms of the Agreement are fair and reasonable so far as the Shareholders as a whole are concerned.

In addition, we understand from the Directors that, given the Company's power generation sector expertise, the Company has carried out due diligence of TransAlta Power, and was able to provide its views in relation to the Offer generally.

Based on our review of the terms of the Transaction, including terms as to payment of the consideration, bridge financing and conditionality of the Transaction, we are of the view that the terms of the Agreement are fair and reasonable so far as the Shareholders as a whole are concerned.

3. Underlying transactions relevant to the Transaction

The Transaction involves the acquisition of a 50% equity interest in a holding company, whose purpose is to make the Offer and whose principal business is to hold the TransAlta Power Units acquired pursuant to or subsequent to the Offer. As such, in order to formulate an opinion on the Transaction, we believe it is necessary to consider the following matters relating to the underlying Offer and TransAlta Power:

3.1. In relation to TransAlta Power:

TransAlta Power is a limited partnership established pursuant to the laws of the Province of Ontario, Canada and the TransAlta Power Units are listed for trading on the Toronto Stock Exchange under the symbol "TPW.UN".

TransAlta Power holds investments which are directly or indirectly related to energy supply. TransAlta Power owns a 49.99% interest in TA Cogen as a limited partner. TA Cogen is a limited partnership established pursuant to the laws of the Province of Ontario, Canada. It owns interests in (i) five gas-fired cogeneration facilities located in Alberta, Ontario and Saskatchewan and (ii) a coal-fired, mine-mouth power generation facility located in Alberta. The total installed generating

capacity of such facilities amounts to 1,352 MW, with installed capacity attributable to TA Cogen's ownership amounting to 810MW. As disclosed in the Circular, the remaining 50.01% partnership interest in TA Cogen is currently held by two wholly-owned subsidiaries of TransAlta Corporation, which is a party independent of CKI and its connected persons.

We are further advised by the Directors that, except for the 49.99% limited partnership interest in TA Cogen, TransAlta Power does not have any other significant businesses, investments or commercial operations. Please also refer to the Circular for further details relating to TransAlta Power.

Historical price and current trading information in relation to the TransAlta Power Units:

The following diagram sets forth the historical price and trading volume information in relation to the TransAlta Power Units for the period starting from 1 January 2006 until the Latest Practicable Date.


The Offer price of CAD$8.38 per
TransAlta Power Unit in cash

Source: Bloomberg

We have further reviewed the historical multiples of the market price per unit to earnings per unit ("P/E") of TransAlta Power Units. The review indicates that the market closing prices per TransAlta Power Unit as at 31 December 2004, 31 December 2005, and 31 December 2006, were CAD$10.24, CAD$9.80, and CAD$7.47 (or equivalent to approximately HK$83.15, HK$79.58 and HK$60.66) respectively. Based on the earnings per unit, as reported in TransAlta Power's audited financial statements prepared in accordance with Canadian GAAP dated 31 December 2004, 31 December 2005, and 31 December 2006, of CAD$0.48, CAD$-0.04, and CAD$0.46, TransAlta Power's current fiscal year ("CFY") P/E ratios as of 31 December 2004, 31 December 2005 and 31 December 2006 were

21.33x, negative and 16.24x respectively. We further understand that the reason that TransAlta Power incurred a loss for the year ended 31 December 2005 was due to the company's decision to take a one-time charge to reduce the carrying value of one of its gas fired power plants, considering the structural changes in the cost of fuel supplied to the referred power plant, which negatively affected TransAlta Power's reported earnings in 2005.

Based on the average market closing price per TransAlta Power Unit of CAD$9.39 for the year ended 31 December 2004, CAD$9.70 for the year ended 31 December 2005, and CAD$8.43 for the year ended 31 December 2006 (or equivalent to approximately HK$76.25, HK$78.76 and HK$68.45 respectively), the average CFY P/E ratios for the same periods were 19.56x, negative and 18.33x, respectively.

As at the Latest Practicable Date, the market closing price per TransAlta Power Unit was CAD$8.34 (or equivalent to approximately HK$67.72), representing a P/E ratio of approximately 18.13x based on the earnings per TransAlta Power Unit of CAD$0.46 for the year ended 31 December 2006. The market capitalisation of TransAlta Power amounted to CAD$626.82 million (or equivalent to approximately HK$5,089.78 million) as at the Latest Practicable Date.

Future plans in relation to TransAlta Power:

As disclosed in other public documents in relation to the Offer, we note that TransAlta Power is a limited partnership whose business and affairs are currently managed by the General Partner pursuant to a limited partnership agreement. Certain management, administrative and other services of TransAlta Power are currently performed by TransAlta Energy Corporation ("TEC", which is also one of the shareholders that holds the remaining 50.01% interest in TA Cogen) pursuant to a management agreement (the "Management Agreement").

According to relevant disclosures made in the offer document despatched by TransAlta Power to its unitholders in relation to the Offer, pursuant to another agreement entered into between CKI, TEC and TransAlta Corporation on 14 October 2007:

— upon Canco acquiring $66^2/_3$% or more of the issued and outstanding TransAlta Power Units, Canco (or its affiliate) will acquire the 0.01% interest of the General Partner in TransAlta Power for an amount proportionate to the Offer price to be paid for the outstanding TransAlta Power Units and the general partner of TransAlta Power will be changed to an affiliate of CKI; and

— upon Canco acquiring all the issued and outstanding TransAlta Power Units, the Management Agreement will be terminated and Canco will pay TEC an annual fee of CAD$2 million (equivalent to approximately HK$16.24 million) in consideration of TransAlta Corporation and TEC agreeing to certain revisions to the TA Cogen limited partnership agreement that would be effective from that time.

Upon Canco acquiring all of the TransAlta Power Units, TransAlta Power would make an application for the delisting of the TralsAlta Power Units from the Toronto Stock Exchange. We further understand from the Directors that, upon the acquisition of all of the TransAlta Power Units and the interest of the General Partner in TransAlta Power, it is intended that TransAlta Power will be dissolved and Canco will directly hold the assets formerly held by TransAlta Power.

3.2. ***In relation to the Offer:***

The Offer made by Canco pursuant to the Support Agreement will expire on 4 December 2007 (the "Initial Expiry Time"), except that the Offer may be extended by Canco if the conditions of the Offer are not satisfied or waived by the date and time at which the Offer would otherwise expire in accordance with its terms.

The Offer relates to the purchase of all of the outstanding limited partnership units of TransAlta Power and is conditional on, among other things, the valid deposit under the Offer of at least 66²/₃% of the outstanding TransAlta Power Units (the "Minimum Required Units").

If Canco takes up and pays for at least the Minimum Required Units pursuant to the terms of the Offer, Canco will use all commercially reasonable efforts to acquire, and TransAlta Power has agreed to use all commercially reasonable efforts to assist Canco in acquiring, the balance of the TransAlta Power Units as soon as practicable and in any event within 6 months of the date on which Canco first takes up and acquires TransAlta Power Units pursuant to the Offer by way of compulsory acquisition or any other type of acquisition transaction so that TransAlta Power Units can be mandatorily transferred to Canco for a consideration equal to the consideration paid pursuant to the Offer for each TransAlta Power Unit.

Canco made the Offer on the basis of CAD$8.38 (equivalent to approximately HK$68.05) in cash for each TransAlta Power Unit, which represents a premium of (i) 15.75% of the closing price of the TransAlta Power Unit for the last trading day; (ii) 16.00% of the average closing prices for last five trading days; and (iii) 15.00% of the average closing prices for the last ten trading days, before signing of the Support Agreement.

4. Reasons for and Benefits of entering into the Transaction

As disclosed in the letter from the Board contained in the Circular, the Transaction reflects the Company's strategy of investing in infrastructure projects outside Hong Kong. The Directors believe the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

We are advised by the Directors that they believe that the Company has benefited from its strategy of investing outside Hong Kong. The Directors confirm that the Company intends to continue this strategy so as to reduce its reliance on earnings from the electricity operations in Hong Kong.

In particular, based on their study of the Canadian energy market and their subsequent conclusion that the Canadian power generation businesses operate in a transparent and stable regulatory environment with predictable cash flows, the Directors view Canada as an important market offering attractive investment opportunities.

We further note that the Company has previously worked with CKI on several joint venture projects. The Directors believe that the success of their previous working relationship makes CKI a suitable partner for the investment in TransAlta Power. With the Group's extensive experience in power generation and distribution and the CKI Group's extensive experience in the development, investment and operation of infrastructure businesses, the Directors are of the view that both parties will leverage on each other's strengths through their joint ownership and investment in TransAlta Power, and that this will be beneficial to both parties.

After taking into consideration the Company's investment strategy, the nature of the Company's business, the assets underlying TransAlta Power, and the Company's previous experience of partnering with CKI, we are of the view that the Transaction is in the interests of the Company and the Shareholders as a whole.

5. Funding of the Transaction and Financial Impact of the Transaction:

As mentioned above, the consideration for the Transaction is equivalent to CAD$1,000,000 (approximately HK$8,120,000), being the initial capital contribution contributed by CKI to Canco; plus 50% of the total costs to be incurred by Canco in effecting the Offer (excluding costs paid out of the initial capital of Canco); less 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement.

Considering:

— based on the approximate number of all the outstanding TransAlta Power Units to be acquired under the Offer, being 75,157,723 units, and assuming Canco acquires

all outstanding TransAlta Power Units at the offer price of CAD$8.38 per unit in cash, it is expected that the aggregate consideration of the Offer will amount to approximately CAD$629.82 million (equivalent to approximately HK$5,114.14 million);

— based on the General Partner's 0.01% holding in TransAlta Power, and the agreement that the General Partner's interest will be acquired at a price directly in proportion to the Offer price, the aggregate consideration payable for the General Partner's interest will amount to approximately CAD$63,000 (equivalent to approximately HK$511,560); and

— the Bridge Facility in the maximum principal amount of CAD$700 million (equivalent to approximately HK$5,684 million) that is to be extended by commercial banks in relation to the Offer,

we understand that the total consideration payable by the Company under the Transaction is not expected to exceed CAD$1,500,000 (equivalent to approximately HK$12,180,000). As disclosed in its unaudited condensed consolidated interim financial statements of the Group for the six months ended 30 June 2007, the Company had total cash and cash equivalent resources of approximately HK$10,968 million as at 30 June 2007. As such, we concur with the Directors' view that the Company has sufficient internal cash resources to fund the Transaction.

6. **Financial Impact of the Transaction:**

The Directors are of the view that the Transaction and the underlying Offer will have a positive impact on the future prospects of the Company.

We understand from the Directors that the Company currently intends to account for Canco as an "interest in an associate" immediately after the Transaction. As such, the operating results and assets of Canco will be accounted for in the Group's financial statements using the equity method.

We further note that, on the completion of the Agreement, the Company will provide a guarantee with respect to 50% of the amount outstanding under the Bridge Facility, being an amount not exceeding CAD$350 million (or equivalent to approximately HK$2,842 million). We are of the view that such assumption of a pro rata portion of the total amount of the guarantees provided in relation to the Bridge Facility is consistent with the relevant Canco interest to be acquired by the Company under the Transaction. We further note from the Company's unaudited interim report that, as at 30 June 2007, the Company has given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totaling HK$5,856 million. As such, the Company's provision of guarantees pursuant to the Transaction

will increase the total amount of its contingent liabilities in respect of financial commitments of subsidiaries and associate by approximately HK$2,842 million. We note that the Company's net debt-to-equity ratio as at 30 June 2007 was 9% and that the Company has cash resources of approximately HK$10,968 million as at 30 June 2007. In the event that such contingent liabilities were to crystallize, we note that they could be met in full from the Company's internal resources and would not have a material adverse impact on the Company's financial position. The Directors confirm that such increase in the total amount of Company's contingent liabilities will not contravene the relevant guidelines laid down in the Company's treasury policy as approved by the Board.

After taking into consideration the above, we are of the view that the Transaction will not have a material adverse financial impact on the Company.

7. Consideration and Valuation

We are advised by the Directors that the consideration for the Transaction was determined after arm's length negotiations between the parties on normal commercial terms.

(a) Basis of consideration

As mentioned in Section 2 of this letter, the total amount to be paid by Canco in acquiring the entire interest in TransAlta Power, includes:

(a) CAD$1,000,000 (approximately HK$8,120,000), which represents 50% of the initial capital of Canco prior to the completion of the Agreement; and

(b) the difference between (i) 50% of the total costs to be incurred by Canco in effecting the Offer (excluding costs paid out of the initial capital of Canco) and (ii) 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement.

In addition, on the completion date of the Agreement, the Company will also provide a several guarantee in respect of 50% of the amount outstanding under the Bridge Facility.

We note that the consideration for the Transaction represents a pro rata portion of (i) the initial capital contribution made by CKI to Canco; (ii) the Offer price proposed by CKI under the Offer on an arm's length basis; and (iii) total guarantees provided in relation to the Bridge Facility, which was negotiated on an arm's length basis by CKI with commercial banks that are independent from CKI.

As the consideration for the Transaction is based on the consideration payable by Canco under, and costs directly associated with, the Offer, in order to analyze whether the consideration is fair and reasonable to the Company and the Shareholders, we have analyzed the Offer price of CAD$8.38 per TransAlta Power Unit agreed to be paid by Canco to purchase all outstanding TransAlta Power Units from the TransAlta Power Unitholders pursuant to the Offer.

As disclosed in the Circular, the consideration of CAD$8.38 per TransAlta Power Unit represents a premium of (i) 15.75% over the closing price of the TransAlta Power Unit for the last trading day; (ii) 16.00% over the average closing prices for the last five trading days; and (iii) 15.00% over the average closing prices for the last ten trading days prior to entry into the Support Agreement.

(b) Valuation of the Offer

We list below the valuation multiples for the Offer to acquire all the outstanding TransAlta Power Units based on the offer price of CAD$8.38 per TransAlta Power Unit:

Valuation multiples of the TransAlta Power Acquisition	**Based on the financial information of TransAlta Power for the year ended 31 December 2006**
Price[(i)]/earnings	18.41x
Price/net asset value	1.25x

(i) Price refers to the equity value of TransAlta Power as implied by the consideration of CAD$8.38 per TransAlta Power Unit pursuant to the Support Agreement

(c) Comparable companies analysis

In formulating our opinion, we have considered the current market multiples of various comparable and listed companies in North America based on their respective market prices as at the Latest Practicable Date and their latest annual report. In selecting the comparable listed companies, we have identified and chosen the major electricity generation companies that (i) are listed on stock exchanges in North America (as set out in the table below); (ii) are mainly focused on coal-fired and gas-fired electricity generation; (iii) have their principal business and operations (i.e. power generating) based in the North America and derive substantially all of their revenue from North America;

The following table sets out our findings:

	Mkt Cap (*US$ million*)	P/E (*x*)	P/NAV (*x*)
Mirant Corp	9,536.17	17.16	2.15
NRG Energy	9,772.86	19.50	1.73
TransAlta Corp	7,130.82	29.02	2.80
EPCOR Power LP	1,257.14	14.74	1.49
Macquarie Power & Infrastructure Income Fund	467.20	31.86	1.81
Average for Power Companies listed on stock exchanges in North America	**5,632.84**	**22.46**	**1.99**
The Transaction	**629.82**	**18.41**	**1.25**

Source: Bloomberg, the latest available annual report of the relevant companies as at the Latest Practicable Date

For the purpose of comparison only:

(i) The multiples were calculated on the basis of the companies' respective market capitalisation determined as according to Bloomberg as at the Latest Practicable Date and the companies' financial data according to Bloomberg and the companies' respective annual report.

(ii) P or Price refers to market capitalisation as at the Latest Practicable Date.

(iii) E or Earnings refer to net profit excluding extraordinary items according to the latest available annual report.

(iv) NAV refers to the net asset value according to the latest available audited accounts.

(v) In calculating any valuation multiples relating to the Transaction, we have derived the relevant multiples on the basis of the consideration of CAD$8.38 per TransAlta Power Unit.

(vi) *The average information is included for the convenience of the readers only and does not necessarily represent the actual country or regional averages if other power generation companies are included.*

Based on the multiples shown in the table above, we note the multiples of the TransAlta Power Transaction are lower than, and thus compare favorably to, the average multiples for comparable power companies listed on stock exchanges in North America. We also note that the TransAlta Power Units have been trading at P/E multiples of between 16 times and 22 times since 2004, hence the Transaction's P/E multiple of 18.41 times is within the historical trading range of the TransAlta Power Units.

(d) Comparable transactions analysis

(i) Transaction premium analysis

We have examined a number of acquisition transactions announced and completed in the past 36 months in the North American electric power generation sector involving target companies listed on stock exchanges in North America and where information is publicly available. The comparable companies selected are mainly focused on coal-fired and gas-fired electricity generation and have their principal business and operations (i.e. power generating) based in North America and derive substantially all of their revenue from North America.

We have analyzed the acquisition premium (represented as a percentage over the stock price) calculated based on the per share offer price to the stock price of the relevant target companies at 1-day, 1-week and 4-weeks prior to the announcement dates of the respective acquisition transaction.

The following table sets out our findings:

Date Announced	Acquiror Name	Target Name	% of shares acquired	Premium — 1 day prior to announcement date (%)	Premium — 1 week prior to announcement date (%)	Premium — 4-weeks prior to announcement date (%)
20-Jun-07	Fort Chicago Energy Partners	Countryside Power Income Fund	86.8	6.08	8.47	0.95
25-Feb-07	Various financial investors	TXU Corp	100.0	20.14	22.17	28.47
20-Dec-06	Harbinger Capital Partners	Calpine Power Income Fund	94.6	17.22	11.36	20.45
5-Jul-06	Castor Holdings LLC	Duquesne Light Holdings	100.0	21.65	23.92	25.71
17-May-05	EPCOR Utilities Inc.	TransCanada Power Services Limited	30.6	6.93	6.16	6.33
Average				**14.40**	**14.42**	**16.38**
The Transaction			**100.0**	**15.75**	**14.95**	**13.24**

Source: Thomson Financial, Bloomberg, respective company's public filings in relation to its respective acquisition

We note from the table above that the premia over the market closing prices of TransAlta Power prior to the announcement date as represented by the consideration of CAD$8.38 per TransAlta Power Unit are slightly higher than the average premia involved in other comparable transactions as at one day prior to, and for the week prior to, the respective announcement dates of those transactions, yet is less than, and therefore compares favorably to, the average premia for the comparable transactions in respect of the four week period prior the respective announcement dates of such transactions. In addition, given the average market closing price per TransAlta Power Unit of CAD$9.39, CAD$9.70, and CAD$8.43 for the year ended 31 December, 2004, 31 December 2005, and 31 December 2006, respectively, the Offer price of CAD$8.38 per TransAlta Power Unit represents a discount to the historical trading range.

(ii) *Transaction multiples analysis*

We have examined a number of acquisition transactions announced and completed in the past 36 months in the North American electric power generation sector involving target companies listed on stock exchanges in North America and where information is publicly available. The comparable companies selected are mainly focus on coal-fired and gas-fired electricity generation; and have their principal business and operations (i.e. power generating) based in North America and derive substantially all of their revenue from North America.

The following table sets out our findings:

Date Announced	Acquiror Name	Target Name	% of shares acquired	Total installed capacity attributable to the target (MW)	Total installed capacity attributable to the acquisition (MW)	EV/ EBITDA (x)	P/E (x)	P/NAV (x)	EV/MW (US$ million)
20-Jun-07	Fort Chicago Energy Partners	Countryside Power Income Fund	86.8	267	232	8.67	16.92	1.27	1.15
25-Feb-07	Various financial investors	TXU Corp	100.0	17,605	17,605	8.12	12.46	14.86	2.52
20-Dec-06	Harbinger Capital Partners	Calpine Power Income Fund	94.6	734	694	12.78	16.00	1.34	1.13
31-May-06	Castor Holdings LLC	Duquesne Light Holdings	100.0	N/A	N/A	8.87	27.42	1.61	N/A
17-May-05	EPCOR Utilities Inc.	TransCanada Power Services Limited	30.6	744	227	12.41	17.18	2.11	2.90
Average					**4,690**	**10.17**	**18.00**	**4.24**	**1.93**
Average (excluding TXU Corp)					**384**	**10.68**	**19.38**	**1.58**	**1.73**
The Transaction				**407**	**404**	**18.33**	**18.41**	**1.26**	**1.56**

Source: Thomson Financial, Bloomberg, respective company's public filings in relation to its respective acquisition and latest available annual report prior to the respective acquisition

Notes:

(i) P or Price refers to the consideration paid to acquire the relevant equity interests in the respective acquisition target.

(i) EV or Enterprise Value refers to the sum of the consideration paid to acquire the relevant equity interests in the respective acquisition target and the proportional net indebtedness of the acquisition target in accordance with latest audited financial information that is available prior to the respective acquisition.

(iii) EBITDA refers to earnings before interest, tax, depreciation and amortisation expenses as according to the latest annual reports.

(iv) MW refers to the installed generation capacity in megawatt attributable to the respective companies.

(v) N/A means not available.

Based on the multiples shown in the table above, and by excluding TXU on the basis that it represents outlier valuations, we note that the Transaction's EV/EBITDA multiple of 18.33 times is higher than, and thus compares less favorably to, the average EV/EBITDA multiple of 10.68 times, respectively, for those comparable transactions. Save for the EV/EBITDA multiple in the above analysis, the valuation multiples for the TransAlta Power Acquisition compare favorably to the other 3 valuation multiples (i.e. the P/E multiple, P/NAV multiple and the EV/MW multiple) of the comparable transactions.

Based on the above valuation analysis which shows the value of the Transaction falls within (i) the current market valuation multiples of comparable companies listed on stock exchanges in North America, (ii) the transaction premia of comparable transactions involving acquisitions of controlling interests in listed power companies, and (iii) the transaction valuation multiples of comparable transactions involving acquisitions of North American power companies, as set out in this section, we consider that the consideration of the Transaction is fair and reasonable.

SUMMARY:

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

(i) the Directors' belief that the Transaction is in the interests of the Company and the Shareholders as a whole, and that the terms of the Agreement are fair and reasonable so far as the Shareholders as a whole are concerned;

(ii) the Directors' view that the Transaction is consistent with the Company's strategy to seek investment opportunities outside Hong Kong;

(iii) the Directors' view that the Transaction and the underlying Offer will have a positive impact on the future prospects of the Company;

(iv) the Company's previous experience in working with CKI and the Directors' belief that the Company and CKI will leverage on each other's strengths through their joint ownership and investment in TransAlta Power, which will be beneficial to both parties;

(v) the fact that, given the Company's power generation sector expertise, the Company has carried out due diligence of TransAlta Power, and was able to provide its views in relation to the Offer generally;

(vi) the consideration for the Transaction represents a pro rata portion of (i) the initial capital contribution injected into Canco by CKI; (ii) the Offer price proposed by CKI under the Offer on an arm's length basis; and (iii) the total guarantees provided in relation to the Bridge Facility, which was negotiated on an arm's length basis by CKI with commercial banks that are independent from CKI; and

(vii) the analysis of (i) the current market valuation multiples of comparable companies listed on stock exchanges in North America, (ii) the transaction premia of comparable transactions involving acquisitions of controlling interests in listed power companies, and (iii) the transaction valuation multiples of comparable transactions involving acquisitions of North American power companies as set out in section 7 entitled "Consideration and valuation" in this letter.

RECOMMENDATION

Having considered all the above principal factors and reasons, we consider as at the date hereof that:

(a) the terms of the Transaction are on normal commercial terms;

(b) the Transaction is entered into in the ordinary and usual course of business of the Company; and

(c) the terms of the Transaction are fair and reasonable and in the interests of the Company and its Shareholders (including the Independent Shareholders) as a whole.

Accordingly, we would advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the Transaction at the EGM.

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the Transaction. In the event of inconsistency, the English text of this letter shall prevail over the Chinese text. This letter may not be disclosed, referred to, or communicated (in whole or part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited

Philip Gregory
Director of Investment Banking

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The issue of this circular has been approved by the Directors.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the issued share capital of the Company and its Associated Corporations as recorded in the register required to be kept under Section 352 of the SFO were as follows:

Long Positions in Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Total	Approximate % of Shareholding
Lee Lan Yee, Francis	Beneficial owner	Personal	739	739	≃0%
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	2,011	≃0%
Li Tzar Kuoi, Victor	Interest of child or spouse	Family	151,000	829,750,612	≃38.87%
	Beneficiary of trusts	Other	829,599,612 *(Note 1 and 2)*		

Notes:

(1) These shares are held by subsidiaries of CKI.

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SFO as a Director. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director, is also deemed to be interested in the shares of Associated Corporations of the Company held through the Company under the SFO.

The following are the Company's Associated Corporations:

Name	**Percentage of equity held by the Company**
Alpha Central Profits Limited	100
Associated Technical Services Limited	100
Beta Central Profits Limited	100
Bonlink Investment Limited	100
Cavendish Construction Limited	100
CHEDHA Holdings Pty Limited	27.93
CHES Networks Pty Limited	33.33
CitiPower I Pty Limited	27.93
CitiPower II Pty Limited	27.93
CKI Power Development Pty Limited	27.93
CKI Power Distribution Pty Limited	27.93
CKI Spark Holdings No. One Limited	54.76
CKI Spark Holdings No. Two Limited	54.76
CKI Utilities Development Limited	54.76
CKI/HEI Electricity Assignment Pty Limited	27.93
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited	27.93
CKI/HEI Electricity Distribution (Services) Pty Limited	27.93
CKI/HEI Electricity Distribution Pty Limited	27.93
CKI/HEI Electricity Distribution Two Pty Limited	27.93
CKI/HEI Energy Holdings Pty Limited	50
CKI/HEI Power Holdings Pty Limited	27.93
Coty Limited	100

Name	Percentage of equity held by the Company
Dunway Investment Limited	100
ETSA Ancillary Pty Limited	27.93
ETSA FRC Pty Limited	27.93
ETSA Utilities Finance Pty Limited	27.93
Fenning Limited	100
Fortress Advertising Company Limited	100
Gusbury Enterprises Inc.	100
HEI China Limited	100
HEI Distribution Finance (Australia) Pty Ltd.	100
HEI Electricity Distribution (Malaysian) Limited	100
HEI Investment Holdings Limited	100
HEI Power (Malaysian) Limited	100
HEI Power Development Pty Limited	27.93
HEI Power Distribution Pty Limited	27.93
HEI Spark Holdings No. One Limited	54.76
HEI Transmission Finance (Australia) Pty Limited	100
HEI Utilities (Malaysian) Limited	100
HEI Utilities Development Limited	54.76
HKE Fund Management Limited S.à r.l.	100
Hong Kong Electric International Finance (Australia) Pty Limited	100
Hong Kong Telecommunications Holdings (Australia) Pty Limited	33.33
Hong Kong Telecommunications Holdings (Malaysian) Limited	33.33
Hongkong Electric (BVI) Limited	100
Hongkong Electric (Cayman) Limited	100
Hongkong Electric (Natural Gas) Limited	100
Hongkong Electric Finance (Cayman) Limited	100
Hongkong Electric Finance Limited	100
Hongkong Electric Fund Management Limited	100
Hongkong Electric International Limited	100
Hongkong Electric International Power (Mauritius) Limited	100
Hongkong Electric Yunnan Dali Wind Power Company Limited	100
Kentson Limited	100
Marregon (No.2) Pty Limited	27.93
Marregon Pty Limited	27.93
Powercor Australia Limited	27.93
Powercor Pty Limited	27.93
Powercor Australia LLC	27.93
Powercor Australia Holdings Pty Limited	27.93
Ratchaburi Power Company Limited	25
Riverland Investment Limited	100
Secan Limited	20
Sigerson Business Corp.	100
Silk Telecom Pty Limited	33.33
Silk Telecom (WA) Pty Limited	33.33
The Hongkong Electric Company, Limited	100
Utilities Management Pty Limited	27.93

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its Associated Corporation which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which they were taken or deemed to have under such provisions of the SFO) or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2006 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

According to the register kept under Section 336 of the SFO and information received by the Company, as at the Latest Practicable Date, Shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name	Capacity	Number of Shares Held	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	128,423,957	6.02%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	13.07%

Name	Capacity	Number of Shares Held	Approximate % of Shareholding
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	38.87%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) CKI is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) By virtue of the SFO, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts is owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares and underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group, or any options in respect of such capital.

The following is a list of directors of the Company who, as at the Latest Practicable Date, are also directors of the companies which have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Common Director	Name of Company
Fok Kin Ning, Canning Kam Hing Lam Li Tzar Kuoi, Victor George Colin Magnus Frank John Sixt	Cheung Kong (Holdings) Limited
Chow Woo Mo Fong, Susan Fok Kin Ning, Canning Andrew John Hunter Kam Hing Lam Li Tzar Kuoi, Victor George Colin Magnus Frank John Sixt Tso Kai Sum	Cheung Kong Infrastructure Holdings Limited
Kam Hing Lam Li Tzar Kuoi, Victor	Hyford Limited
Chow Woo Mo Fong, Susan Kam Hing Lam	Interman Development Inc.
Frank John Sixt	Li Ka-Shing Unity Trustcorp Limited
Frank John Sixt	Li Ka-Shing Unity Trustee Company Limited
Frank John Sixt	Li Ka-Shing Unity Trustee Corporation Limited
Chow Woo Mo Fong, Susan Kam Hing Lam	Monitor Equities S.A.
Chow Woo Mo Fong, Susan Kam Hing Lam	Univest Equity S.A.
Chow Woo Mo Fong, Susan Kam Hing Lam	Venniton Development Inc.

Name of Common Director	Name of Company
Chow Woo Mo Fong, Susan Fok Kin Ning, Canning Kam Hing Lam Holger Kluge Li Tzar Kuoi, Victor George Colin Magnus Frank John Sixt Wong Chung Hin	Hutchison Whampoa Limited
Chow Woo Mo Fong, Susan Fok Kin Ning, Canning Kam Hing Lam Li Tzar Kuoi, Victor Frank John Sixt	Hutchison International Limited
Chow Woo Mo Fong, Susan Frank John Sixt	Hutchison Infrastructure Holdings Limited

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING BUSINESS INTERESTS OF DIRECTORS

The interests of Directors in businesses which may compete with the Group's business of investing overseas in power generation, transmission and distribution facilities ("Overseas Business") are as follows:

Name of Director	Name of Company	Nature of Interests
Fok Kin Ning, Canning	Cheung Kong Infrastructure Holdings Limited	Executive Director
Tso Kai Sum	Cheung Kong Infrastructure Holdings Limited	Executive Director
Chow Woo Mo Fong, Susan	Cheung Kong Infrastructure Holdings Limited	Executive Director
Andrew John Hunter	Cheung Kong Infrastructure Holdings Limited Spark Infrastructure Group	Executive Director Non-executive Director
Kam Hing Lam	Cheung Kong Infrastructure Holdings Limited Spark Infrastructure Group	Executive Director Non-executive Director
Li Tzar Kuoi, Victor	Cheung Kong Infrastructure Holdings Limited	Executive Director
George Colin Magnus	Cheung Kong Infrastructure Holdings Limited	Non-executive Director
Frank John Sixt	Cheung Kong Infrastructure Holdings Limited	Executive Director

The Board is of the view that the Group is capable of carrying on its Overseas Business independent of, and at arms length from the businesses of the above companies. When making decisions on the Overseas Business, the above Directors, in the performance of their duties as Directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its Shareholders.

6. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 80 of the Articles of Association of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman;

(ii) by at least five members present in person or by proxy;

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; and

(iv) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

The vote on the Resolution at the EGM shall be taken by poll.

7. INDEPENDENT FINANCIAL ADVISER

The following is the qualification of the Independent Financial Adviser which has given advice contained in this circular:

Name	Qualification
CLSA Equity Capital Markets Limited	A licensed corporation under the SFO, licensed to conduct Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities

CLSA has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

CLSA does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of Group since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Company were made up.

The letter given by CLSA is given as of the date of this circular for incorporation herein.

8. CONSENT

CLSA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name and letter in the form and context in which it appears.

9. NO MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, they are not aware of any material adverse changes in the financial or trading position or prospects of the Group since 31 December 2006, being the date of the latest audited consolidated financial statements of the Group were made up.

10. MISCELLANEOUS

(a) The company secretary of the Company is Ms. Lillian Wong, a fellow member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(b) The Company's share registrar is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

11. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Agreement is available for inspection during normal business hours at the registered office of the Company at 44 Kennedy Road, Hong Kong from the date of this circular up to and including 15 January 2008 or the date of the EGM, whichever is earlier.

此乃要件 請即處理

閣下如對本通函內容任何方面或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問尋求獨立意見。

閣下如已將名下香港電燈集團有限公司股份全部售出或轉讓，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（於香港註冊成立的有限公司）

（股份代號：0006）

關連交易

收購長江基建集團有限公司一間附屬公司50%權益

獨立董事委員會及獨立股東之獨立財務顧問

CLSA
亞太區市場

董事會函件載於本通函第5至第11頁，而獨立董事委員會函件則載於本通函第12頁。

獨立財務顧問致獨立董事委員會及獨立股東之意見函件全文載於本通函第13至第32頁。

召開股東特別大會之通告將於稍後寄發予股東。

二零零七年十一月二十日

目錄

頁次

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「該協議」	指	長江基建與本公司於二零零七年十月三十日就該交易訂立之協議
「聯繫人」、「關連人士」及「控股股東」	指	具上市規則所賦予之涵義
「相聯法團」	指	具證券及期貨條例第XV部所賦予之涵義
「董事會」	指	董事會
「過渡融資」	指	Canco將取得本金額最高為700,000,000加拿大元（約港幣5,684,000,000元）之過渡融資
「加拿大元」	指	加拿大元，加拿大之法定貨幣
「加拿大公認會計原則」	指	加拿大公認會計原則
「Canco」	指	Stanley Power Inc.，於加拿大卑詩省註冊成立之有限公司
「長江基建」	指	長江基建集團有限公司（於百慕達註冊成立之有限公司，其股份於聯交所主板上市（股份代號：1038））
「長江基建公佈」	指	長江基建於二零零七年十月十五日就收購建議及收購TransAlta Power單位發出之公佈
「長江基建集團」	指	長江基建及其附屬公司
「里昂」	指	里昂證券資本市場有限公司，根據證券及期貨條例獲准從事第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動之持牌法團
「本公司」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市（股份代號：0006)

「強制性收購」	指	根據有限責任合夥協議第3.20條提出之強制性收購
「董事」	指	本公司之董事
「股東特別大會」	指	本公司將予舉行之股東特別大會，以批准該交易及根據該協議擬進行之一切其他相關交易及事項
「普通合夥人」	指	TransAlta Power Ltd.，TransAlta Power之普通合夥人，根據加拿大商業公司法註冊成立之公司
「本集團」	指	本公司及其附屬公司
「港幣」	指	港幣，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由余頌平先生組成之獨立董事委員會，以就該交易向獨立股東提供意見
「獨立財務顧問」	指	獨立董事委員會及獨立股東就有關該交易之獨立財務顧問
「獨立股東」	指	股東(長江基建及其聯繫人除外)
「聯合公佈」	指	長江基建與本公司於二零零七年十月三十日就該交易發出之聯合公佈
「最後可行日期」	指	二零零七年十一月十三日，即本通函付印前以確定本通函所載若干資料之最後可行日期
「有限責任合夥協議」	指	於一九九七年十二月十六日訂立之TransAlta Power有限責任合夥協議，經不時修訂及重訂，最近期為二零零四年一月二十六日及可根據收購建議作進一步修訂

「上市規則」	指	聯交所證券上市規則
「收購建議」	指	具有本通函「該交易之主要內容」一節所賦予之釋義
「決議案」	指	擬於股東特別大會上提呈以批准該交易及該協議項下載列之其他有關交易及事宜之普通決議案
「第二步驟交易」	指	Canco在可行情況下盡快收購餘下TransAlta Power單位，惟無論如何，Canco於首次吸納及收購TransAlta Power單位後六個月內期間根據收購建議作出強制性收購、其後收購交易、安排、重組、合併、重組股本或其他一項或多項收購交易之方式進行
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司之股東
「股份」	指	本公司股本中每股面值港幣1元之普通股
「聯交所」	指	香港聯合交易所有限公司
「其後收購交易」	指	倘收購建議於提出收購建議日期起計90日內獲持有TransAlta Power單位之66⅔%或以上之TransAlta Power單位持有人接納，則可予完成之強制性收購
「收購協議」	指	長江基建與TransAlta Power於二零零七年十月十四日(卡爾加里時間)訂立之收購協議
「TA Cogen」	指	TransAlta Cogeneration, L.P.，根據加拿大安大略省法律成立之有限責任合夥
「該交易」	指	根據該協議購買Canco全部已發行股本之50%

「TransAlta Corporation」	指	TransAlta Corporation，一間根據加拿大法律存在之公司
「TransAlta Power」	指	TransAlta Power, L.P.，根據加拿大安大略省法律成立之有限責任合夥，其單位於多倫多證券交易所上市
「TransAlta Power單位」	指	TransAlta Power之有限合夥單位
「TransAlta Power單位持有人」	指	TransAlta Power單位不時登記之持有人
「%」	指	百分比

本通函所列之幣值以1加拿大元兑港幣8.12元之匯率換算，僅供說明之用。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

註冊辦事處：香港堅尼地道44號

執行董事：
霍建寧先生（主席）
曹棨森先生（集團董事總經理）
周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）
甄達安先生
甘慶林先生
李蘭意先生
李澤鉅先生
麥　堅先生
陸法蘭先生
尹志田先生

非執行董事：
夏佳理先生
麥理思先生
余立仁先生

獨立非執行董事：
顧浩格先生
余頌平先生
黃頌顯先生

敬啟者：

關連交易

收購長江基建集團有限公司一間附屬公司50%權益

1. 緒言

董事會於聯合公佈中公佈，長江基建及本公司已於二零零七年十月三十日（交易時間後）訂立該協議，據此，長江基建同意促使出售及本公司同意購買或促使其附屬公司購買Canco（長江基建就持有TransAlta Power單位成立之公司）之全部已發行股本之50%，代價相等於1,000,000加拿大元（約港幣8,120,000元）；另加Canco進行收購建議而支付之成本總額（不包括以Canco初期資本支付之成本）之50%；扣除於該協議完成日期尚欠之過渡融資金額50%。本公司亦同意於該協議完成日期就過渡融資按個別基準作出擔保，以過渡融資金額之50%

為限。根據所有已發行TransAlta Power單位按每TransAlta Power單位之收購價8.38加拿大元(約港幣68.05元)計算，本公司就該交易應付予長江基建之總代價預期將不會超過1,500,000加拿大元(約港幣12,180,000元)。

長江基建及其聯繫人現時持有本公司已發行股本約38.87%。由於持有該股權權益，長江基建為本公司之控股股東，並因此為本公司之關連人士。根據上市規則，該交易構成本公司之關連交易。該交易須待獨立股東於股東特別大會上批准後，方可作實。長江基建及其聯繫人將於股東特別大會上放棄投票。

獨立董事委員會已予成立，就該交易向獨立股東提供意見。本公司已委任里昂作為獨立財務顧問就該交易向獨立董事委員會提供意見。

本通函旨在(i)向　閣下提供有關該協議及該交易之進一步資料；及(ii)載列獨立董事委員會及里昂就該交易之意見及推薦建議。

2. 該協議之詳情

該協議

日期

二零零七年十月三十日(交易時間後)

訂約各方

(1) 長江基建；及

(2) 本公司。

長江基建及其聯繫人現時持有本公司已發行股本約38.87%。由於持有該股權權益，長江基建為本公司之控股股東，而根據上市規則，該交易構成本公司之關連交易。

該交易之主要內容

根據該協議，長江基建同意促使出售及本公司同意購買或促使其附屬公司購買於該協議完成日期Canco之全部已發行股本之50%。

如長江基建公佈所述，長江基建已同意由長江基建或透過其一間或多間直接或間接全資附屬公司或以上任何組合之公司按每TransAlta Power單位現金8.38加拿大元（約港幣68.05元）之基準向TransAlta Power單位持有人提出收購建議（「收購建議」）。收購建議之價格乃根據TransAlta Power單位於簽署收購協議前(i)最後交易日之收市價之15.75%溢價；(ii)最後五個交易日之平均收市價之16.00%溢價；及(iii)最後十個交易日之平均收市價之15.00%溢價計算。長江基建決定透過Canco提出收購建議。

代價

該交易之代價相等於：

(a) 1,000,000加拿大元（約港幣8,120,000元）（為Canco於完成該協議前之50%初期資本）；

另加

(b) 以下項目總額之50%：(i)Canco就購買根據收購建議存入並由Canco根據任何強制性收購、其後收購交易或其他第二步驟交易收購之TransAlta Power單位所支付之金額；(ii)就普通合夥人於TransAlta Power之權益支付之金額；及(iii)收購建議、其後收購交易或其他第二步驟交易及任何有關交易之成本；但不包括(iv)以Canco上述之初期資本撥付或支付之任何金額或成本；

扣除

(c) 於該協議完成日期尚欠之過渡融資金額50%。

本公司亦同意於該協議完成日期就過渡融資按個別基準作出擔保，以過渡融資金額之50%為限，即不超過350,000,000加拿大元（約港幣2,842,000,000元）。根據收購建議將予收購之所有已發行TransAlta Power單位之數目約為75,157,723。根據所有已發行TransAlta Power單位按每TransAlta Power單位收

購價為8.38加拿大元(約港幣68.05元)計算，預期本公司就該交易應付予長江基建之總代價將不會超過1,500,000加拿大元(約港幣12,180,000元)，並須以現金支付。該交易之代價乃由訂約各方按一般商業條款經公平磋商後釐定。該交易之代價將由本公司之內部資源及外部融資撥付。

該交易之條件

該交易須待下列各項條件達成後，方告作實：

(i) 於二零零七年十二月四日或之後(卡爾加里時間)，Canco根據收購建議完成收購該等數目之TransAlta Power單位，佔已發行之TransAlta Power單位之66⅔%或以上；及

(ii) 符合資格於股東特別大會上投票之股東根據上市規則規定批准該交易及該協議項下擬進行之相關交易及事項。

倘上述條件未能於二零零八年二月二十八日(或該協議訂約各方同意之較後日期)或之前達成，該協議將失效，而該交易將不會進行。

3. CANCO及TRANSALTA POWER之資料

Canco為根據加拿大卑詩省法律成立之有限公司。Canco現為長江基建之全資附屬公司，並將用作為長江基建持有TransAlta Power單位之公司。

TransAlta Power為根據加拿大安大略省法律成立之有限責任合夥，擁有直接或間接與能源供應有關之投資。TransAlta Power於TA Cogen擁有49.99%合夥權益。

TA Cogen為根據加拿大安大略省法律成立之有限責任合夥。TA Cogen於阿爾伯達省、安大略省及薩斯喀徹溫省之五間燃氣廢熱發電設施擁有權益及擁有阿爾伯達省一間燃煤坑口電廠之權益。TA Cogen其餘50.01%之合夥權益目前由TransAlta Corporation兩間全資附屬公司(獨立於長江基建及其關連人士之第三方)持有。

根據該協議，長江基建及本公司將於該交易完成後提名相等之代表人數擔任Canco董事。

本公司現擬於緊隨該交易後將Canco業績列賬為「於聯營公司之權益」。Canco之業績及資產將以權益列賬法列入本集團之財務報表。

根據TransAlta Power之賬目，TransAlta Power於二零零六年十二月三十一日之資產總值約為515,000,000加拿大元（約港幣4,181,800,000元）。TransAlta Power於二零零七年六月三十日之資產總值約為442,800,000加拿大元（約港幣3,595,536,000元）。TransAlta Power截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核除税及非經常性項目前純利分別約為36,300,000加拿大元（約港幣294,756,000元）及約為34,210,000加拿大元（約港幣277,785,200元）。TransAlta Power於截至二零零五年十二月三十一日止年度之經審核除税及非經常性項目後淨虧損約為2,830,000加拿大元（約港幣22,979,600元），而截至二零零六年十二月三十一日止年度之經審核除税及非經常性項目後純利約為34,210,000加拿大元（約港幣277,785,200元）。TransAlta Power截至二零零七年六月三十日止六個月之未經審核除税及非經常性項目前純利約為13,300,000加拿大元（約港幣107,996,000元），而TransAlta Power截至二零零七年六月三十日止六個月之未經審核除税及非經常性項目後淨虧損約為40,600,000加拿大元（約港幣329,672,000元）。上述賬目按加拿大公認會計原則編製。

4. 長江基建集團之資料

長江基建集團之主要業務集中於基建之業務發展、投資及經營，分佈範圍遍及香港、中國、澳洲及英國。

5. 本集團之資料

本集團之主要業務為發電及向香港島及南丫島輸配電力。本集團亦尋求對位於香港以外之基建項目進行投資。本公司及長江基建為於數項於澳洲之電力相關業務及英國氣體分銷業務之夥伴。

6. 進行該交易之原因

該交易反映本公司把握投資香港境外基建項目之策略。董事相信該交易之條款屬公平合理，並符合本公司及股東之整體利益。

7. 上市規則涵義

任何於該交易中擁有重大權益之關連人士，以及任何其他於該交易中擁有重大權益之股東及彼等各自之聯繫人須就決議案放棄投票。

長江基建及其聯繫人現時持有本公司已發行股本約38.87%。由於持有該股權權益，長江基建為本公司之控股股東，並因此為本公司之關連人士。根據上市規則，該交易構成本公司之關連交易。該交易須待（其中包括）獨立股東於股東特別大會上批准，方可作實。長江基建及其聯繫人將於股東特別大會上放棄投票。就董事於作出一切合理查詢後所知、得悉及確信，於最後可行日期，長江基建及該等聯繫人各自有權就其於本公司之股份之投票權行使控制權。

8. 推薦建議

董事相信，訂立該協議、該交易及在本函件中所述之該交易項下其他交易符合本公司及股東之整體利益，而該協議、該交易及在本函件所述之該交易項下其他交易之條款就股東整體而言屬公平合理。

因此，董事建議股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

根據上市規則，本公司須成立獨立董事委員會，就該交易向獨立股東提供意見。佘頌平先生已獲委任以組成獨立董事委員會，就該交易向獨立股東提供意見。里昂已獲委任為獨立董事委員會及獨立股東就此之獨立財務顧問。因此，謹請　閣下垂注本通函第12頁所載之獨立董事委員會函件，當中載有其致獨立股東之推薦建議，而里昂之意見函件全文載於本通函第13至第32頁，當中載有其致獨立董事委員會及獨立股東之意見。

9. 股東特別大會

本公司將召開股東特別大會，以考慮及酌情通過決議案為普通決議案。召開股東特別大會之通告及委派代表書將於稍後另行寄發予股東。

10. 其他資料

務請垂注本通函附錄所載之其他資料。

此　致

列位股東　台照

承董事會命
香港電燈集團有限公司
主席
霍建寧

二零零七年十一月二十日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006
註冊辦事處：香港堅尼地道44號

港燈
HK Electric

敬啟者：

關連交易

收購長江基建集團有限公司一間附屬公司50%權益

本人謹此提述通函，本函件為其中部份。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會已經成立，以就其認為該交易之條款是否公平合理及該交易是否符合本公司及股東之整體利益，向獨立股東提供意見。里昂已獲委任就該交易向獨立董事委員會及獨立股東提供意見。

謹請 閣下垂注載於本通函第5至第11頁之董事會函件及載於本通函第13至第32頁之里昂意見函件，兩份函件均提供該交易之詳情。

經考慮該協議之條款、里昂之意見及董事會函件所載之有關資料，本人認為，該交易之條款就有關獨立股東而言乃屬公平合理，而該交易乃符合本公司及股東之整體利益。

因此，本人建議獨立股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

此 致

列位獨立股東 台照

香港電燈集團有限公司
獨立董事委員會
佘頌平
謹啟

二零零七年十一月二十日

以下為里昂於二零零七年十一月二十日向獨立董事委員會及獨立股東發出有關關連交易之函件全文，乃為載入本通函而編製：

CLSA
亞太區市場

敬啟者：

關連交易

收購長江基建集團有限公司一間
附屬公司50%權益

謹此提述吾等之委聘，據此，里昂證券資本市場有限公司已獲委任為獨立財務顧問，以就該交易之條款及條件是否於 貴公司之日常及一般業務過程中按一般商業條款訂立，屬公平合理及符合 貴公司及股東之整體利益向獨立董事委員會及獨立股東提供意見，該交易之詳情載於 貴公司於二零零七年十一月二十日向其股東刊發之通函(「通函」)內。

本函件乃為載入 貴公司向其股東刊發之通函而編製。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

誠如長江基建於二零零七年十月十五日發出之公佈(「長江基建公佈」)所披露，於二零零七年十月十四日(卡爾加里時間)，長江基建與TransAlta Power訂立收購協議(「收購協議」)，據此，長江基建同意由長江基建或透過其一間或多間附屬公司或以上任何組合之公司，於二零零七年十月二十九日下午十一時五十九分(卡爾加里時間)(香港時間二零零七年十月三十日下午一時五十九分)前任何時間，向TransAlta Power單位持有人提出收購建議(「收購建議」)，以每TransAlta Power單位現金8.38加拿大元(相等於港幣約68.05元)之代價，收購所有已發行之TransAlta Power單位。吾等獲悉，長江基建已促使Canco(現由長江基建全資擁有)作出收購建議，並用作為長江基建就收購建議及相關TransAlta Power單位之控股公司。

於二零零七年十月三十日，長江基建與 貴公司訂立該協議，據此，長江基建同意促使出售及 貴公司同意購買或促使其附屬公司購買Canco之全部已發行股本之50%，代價相等於1,000,000加拿大元(約港幣8,120,000元)；另加Canco進行收購建議而支付之成本總額(不包括以Canco初期資本支付之成本)之50%；扣除於該協議

完成日期尚欠之過渡融資金額50%。 貴公司亦同意於該協議完成日期就過渡融資按個別基準作出擔保，以過渡融資尚欠金額之50%為限。

於最後可行日期，長江基建及其聯繫人現持有 貴公司已發行股本約38.87%。長江基建因此為 貴公司之主要股東，而其及其聯繫人為 貴公司之關連人士(定義見上市規則)。根據上市規則第14A章，該交易構成 貴公司之關連交易，因此須待獨立股東於股東特別大會上投票表決批准後，方可作實。

於達致吾等有關該交易之意見時，吾等乃依賴董事及 貴公司代表提供之資料、意見及事實以及作出之陳述(包括通函內所載或所述者)。吾等假設所有該等資料、意見、事實及陳述(吾等獲董事及 貴公司代表提供者，而彼等須就此承擔全部責任)在各重大方面均屬真確。吾等亦依賴若干公開資料，吾等假設該等資料均屬準確可靠，而吾等並無對該等資料之準確性進行獨立核實。此外，吾等依賴董事之陳述，指彼等已作出一切合理查詢，而就彼等所深知及確信，概無遺漏任何事實，致使通函所載任何聲明失實或產生誤導。吾等亦假設，通函所作出或所述之聲明及陳述於作出時直至通函寄發日均屬準確。

吾等認為，吾等已審閱充份資料，並依賴通函所提供資料之準確性而達致有關該交易之知情觀點及為吾等之意見提供合理基礎。就該交易之商業可行性提供意見仍為董事之責任，並不屬於吾等之職權範圍內。作為獨立董事委員會及獨立股東之獨立財務顧問，吾等並無參與有關該交易之條款及條件之磋商。吾等有關其條款及條件之意見乃基於該交易之訂約各方將按照其條款及條件全面履行其須履行之一切責任之假設而作出。此外，吾等並無理由懷疑吾等所獲提供資料及表達意見遺漏任何重大事實或資料或遭隱瞞，亦無理由懷疑 貴公司、其董事及其代表向吾等所提供資料、事實及陳述之真實性、準確性及完整性或彼等向吾等所表達意見之合理性。然而，吾等並無獨立核實 貴公司、其董事及其代表向吾等所提供之資料及事實、作出之陳述以及表達之意見，亦無對 貴公司業務狀況或資產與負債進行任何形式之獨立調查。因此，吾等並不保證任何該等資料之準確性或完整性。

吾等之意見必須以已存在並可予評估之市場、經濟或其他狀況以及吾等於本意見日期所獲之公開資料為基礎。吾等並無責任更新此意見，以計入於本意見送達獨立董事委員會及獨立股東日期後發生之事件。因此，於該交易完成前可出現倘吾等於達致意見時獲悉則將改變吾等之意見之情況。

此外，吾等之意見亦受下列資格所規限：

(a) 吾等獲指示就該交易出任獨立董事委員會及獨立股東之獨立財務顧問。吾等之審閱範圍並因而連同吾等之意見並不包括任何有關該交易之商業裨益或策略性理念之聲明或意見；

(b) 吾等並無就 貴公司能否從任何獨立第三方獲得與該交易所提供之任何類似條款或交易，以及任何獨立第三方能否為類似交易提供類似條款表達任何意見或聲明；

(c) 吾等無法確定該交易是否分別符合各個別獨立股東之利益，各獨立股東應按其本身情況，及按所有情況(不僅為本函件所提供之財務角度)以及本身之投資目標而得出之本身觀點，分別考慮該交易之裨益或其他方面後方予投票；

(d) 於編製本函件及提供任何意見或建議時，吾等僅考慮該交易及有關該交易之必要情況，而並無考慮屬於吾等對該交易之意見範圍以外， 貴公司或 貴集團整體之任何其他過往或現有業務計劃、策略或交易；

(e) 吾等並無就該交易會否完成或會否成功表達意見；

(f) 本函件所載任何內容，概不應被詮釋為吾等就 貴公司任何證券於任何特定時間之成交價或市場走勢表達任何意見；

(g) 本函件所載任何內容，概不應被詮釋為持有、出售或購買 貴公司任何證券之推薦意見；及

(h) 吾等並無被要求提供亦無提供有關該交易架構、代價之特定金額、時間、定價、可行性或任何其他方面之意見。

本函件僅供獨立董事委員會及獨立股東作考慮該交易之用，而除載入通函內及供通函所載獨立董事委員會函件提述外，未經吾等之事先書面同意前，不得引用或提述本函件全文或部分，亦不得將本函件用作任何其他用途。

里昂獲香港證券及期貨事務監察委員會發牌可根據證券及期貨條例從事第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動，而吾等連同吾等之聯屬公司提供全面投資銀行及經紀服務，在一般買賣活動中可能會不時為吾等本身及客戶之賬戶進行交易並持有　貴公司、其附屬公司或其主要股東（定義見上市規則）之證券（包括衍生證券）。里昂將就提供此意見而獲　貴公司支付費用。　貴公司亦已同意向里昂及若干有關人士就有關此項委聘之責任及開支作出彌償。

主要考慮因素

於達致吾等之意見時，吾等曾考慮（其中包括）下文所載之各項主要因素及原因。吾等之結論以所有分析之整體結果為依據。

1. 該交易之背景

於二零零七年十月十五日，長江基建公佈於二零零七年十月十四日（卡爾加里時間），其與TransAlta Power訂立收購協議，據此，長江基建同意由長江基建或透過其一間或多間附屬公司或以上任何組合之公司，於二零零七年十月二十九日下午十一時五十九分（卡爾加里時間）（香港時間二零零七年十月三十日下午一時五十九分）前任何時間，向TransAlta Power單位持有人提出收購建議，按每TransAlta Power單位現金8.38加拿大元（相等於約港幣68.05元）之基準，收購所有已發行之TransAlta Power單位。

吾等自董事獲悉，於訂立收購協議後，長江基建於二零零七年十月二十三日註冊成立Canco為其全資附屬公司，用以提出收購建議。除就收購建議外，Canco並無進行任何業務活動。

於二零零七年十月三十日，長江基建與　貴公司訂立該協議，據此，長江基建同意促使出售及　貴公司同意購買或促使其附屬公司購買Canco之全部已發行股本之50%。於根據該協議完成該交易後，　貴公司及長江基建將各自持有Canco 50%股本權益，而Canco則將因收購建議或於收購建議後持有所有購入之TransAlta Power單位。

誠如載於通函之董事會函件所披露，長江基建集團從事基建之業務發展、投資及經營，分佈範圍遍及香港、中國、澳洲及英國。長江基建及其聯繫人共同持有　貴公司已發行股本約38.87%。

貴集團之主要業務為發電及向香港島及南丫島輸配電力。　貴公司與長江基建為於數項澳洲之電力相關業務及英國氣體分銷網絡業務之夥伴。

2.　該協議之主要條款

該交易之代價相等於：

(a)　1,000,000加拿大元(約港幣8,120,000元)(為Canco於完成該協議前之50%初期資本)；

另加

(b)　以下項目總額之50%：(i)Canco就購買根據收購建議存入並由Canco根據任何強制性收購、其後收購交易或其他第二步驟交易收購之TransAlta Power單位所支付之金額；(ii)就普通合夥人於TransAlta Power之權益支付之金額；及(iii)收購建議、其後收購交易或其他第二步驟交易及任何有關交易之成本；但不包括(iv)以Canco上述之初期資本撥付或支付之任何金額或成本；

扣除

(c)　於該協議完成日期尚欠之過渡融資金額50%。

於該協議完成後，　貴公司將就過渡融資向銀行作出擔保，以尚欠之過渡融資金額之50%為限。

誠如董事會函件所披露，該交易須待下列各項條件達成後，方告作實：(i)於二零零七年十二月四日或之後(卡爾加里時間)，Canco根據收購建議完成收購該等數目之TransAlta Power單位，佔已發行之TransAlta Power單位之66⅔%或

以上；及(ii)符合資格於股東特別大會上投票之股東根據上市規則規定批准該交易及該協議項下擬進行之相關交易及事項。倘上述條件未能於二零零八年二月二十八日(或該協議訂約各方同意之較後日期)或之前達成，該協議將失效，而該交易將不會進行。

根據該協議，長江基建及　貴公司將於該交易完成後提名相等之代表人數擔任Canco董事。

董事確認，該協議乃由其訂約各方公平磋商及訂立。亦誠如董事會函件所述，董事相信，該交易符合　貴公司及股東之整體利益，而該協議之條款就股東整體而言屬公平合理。

此外，吾等自董事獲悉，由於　貴公司具備發電業專業知識，　貴公司已對TransAlta Power進行盡職審查，並能就收購建議概括提供其觀點。

根據吾等對該交易條款(包括支付代價、過渡融資及該交易條件之條款)之審閱，吾等認為該協議之條款屬公平合理，且符合股東整體之利益。

3.　有關該交易之相關交易

該交易涉及收購控股公司之50%股本權益，該控股公司之目的為提出收購建議，而主要業務則為根據收購建議或於收購建議後持有購入之TransAlta Power單位。為制定有關該交易之意見，吾等相信有必要考慮以下有關相關收購建議及TransAlta Power之事項：

3.1　有關TransAlta Power：

TransAlta Power為根據加拿大安大略省法律成立之有限責任合夥，TransAlta Power單位以代號「TPW.UN」於多倫多證券交易所上市交易。

TransAlta Power擁有直接或間接與能源供應有關之投資。TransAlta Power以有限責任合夥人身份於TA Cogen擁有49.99%權益。TA Cogen為根據加拿大安大略省法律成立之有限責任合夥，其擁有(i)阿爾伯達省、安大略省及薩斯喀徹溫省之五間燃氣廢熱發電設施及(ii)阿爾伯達省一間燃煤坑口電廠之權益。該等設施之總裝機發電容量為1,352兆瓦，而TA Cogen

擁有權之應佔裝機容量則為810兆瓦。誠如通函所披露，TA Cogen其餘50.01%之合夥權益目前由TransAlta Corporation兩間全資附屬公司（獨立於長江基建及其關連人士之人士）持有。

吾等進一步獲董事告知，除於TA Cogen之49.99%有限責任合夥權益外，TransAlta Power並無任何其他重大業務、投資或商業營運。有關TransAlta Power之進一步詳情，亦請參閱通函。

TransAlta Power單位之過往價格及現行交易資料：

下圖載列TransAlta Power單位於二零零六年一月一日起至最後可行日期止期間之過往價格及成交量資料。


收購價每TransAlta Power單位現金
8.38加拿大元

資料來源：彭博

吾等已進一步審閱過往每TransAlta Power單位市價對每TransAlta Power單位盈利之比率（「市盈率」）。審閱顯示每TransAlta Power單位於二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日之收市價分別為10.24加拿大元、9.80加拿大元及7.47加拿大元（或相等於約港幣83.15元、港幣79.58元及港幣60.66元）。按TransAlta Power根據加拿大公認會計原則編製之經審核財務報表所報告於二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日之每單位盈利分別0.48加拿大元、-0.04加拿大元及0.46加拿大元計算，TransAlta Power於二零零四年十二月三十一日、二零零五年十

二月三十一日及二零零六年十二月三十一日之本財政年度(「本財政年度」)市盈率分別為21.33倍、負數及16.24倍。吾等進一步獲悉，TransAlta Power 截至二零零五年十二月三十一日止年度錄得虧損之原因為考慮到供應予其中一間燃氣廢熱發電廠之燃料成本出現結構性改變，該公司決定一次性減少上述發電廠之賬面值，對TransAlta Power之二零零五年呈報盈利構成負面影響。

按截至二零零四年十二月三十一日止年度、截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之每TransAlta Power單位平均收市價9.39加拿大元、9.70加拿大元及8.43加拿大元(或分別相等於約港幣76.25元、港幣78.76元及港幣68.45元)計算，同期之平均本財政年度市盈率分別為19.56倍、負數及18.33倍。

於最後可行日期，每TransAlta Power單位收市價為8.34加拿大元(或相等於約港幣67.72元)，按截至二零零六年十二月三十一日止年度之每TransAlta Power單位盈利0.46加拿大元計算相當於市盈率約18.13倍。TransAlta Power於最後可行日期之市值為626,820,000加拿大元(或相等於約港幣5,089,780,000元)。

有關TransAlta Power之未來計劃：

誠如有關收購建議之其他公開文件所披露，吾等注意到TransAlta Power為有限責任合夥，其業務及事務現分別由普通合夥人根據有限責任合夥協議管理。TransAlta Power之若干管理、行政及其他服務現由TransAlta Energy Corporation(「TEC」，亦為持有TA Cogen餘下50.01%權益之股東之一)根據管理協議(「管理協議」)進行。

按照TransAlta Power就收購建議寄發予其單位持有人之收購建議文件所作出之相關披露，根據長江基建、TEC與TransAlta Corporation於二零零七年十月十四日訂立之另一份協議：

— 於Canco收購已發行TransAlta Power單位66⅔%或以上後，Canco(或其聯屬人)將以就已發行TransAlta Power單位支付之收購價按比例計算之金額收購普通合夥人之0.01%權益，而TransAlta Power之普通合夥人將轉為長江基建之一名聯屬人；及

— 於Canco收購所有已發行TransAlta Power單位後，管理協議將告終止，而Canco將向TEC支付年費2,000,000加拿大元（相等於約港幣16,240,000元）作為TransAlta Corporation及TEC同意對TA Cogen有限責任合夥協議作出若干修訂（將由當時起生效）之代價。

於Canco收購所有TransAlta Power單位後，TransAlta Power將申請撤銷TransAlta Power單位於多倫多證券交易所上市。吾等進一步自董事獲悉，於收購所有TransAlta Power單位及普通合夥人於TransAlta Power之權益後，有意解散TransAlta Power，而Canco將直接持有TransAlta Power先前持有之資產。

3.2. 有關收購建議：

Canco根據收購協議提出之收購建議將於二零零七年十二月四日（「首個期限屆滿時間」）到期，惟倘收購建議之條件於收購建議另按其條款達期限屆滿之日或之時仍未能達成或獲豁免，則Canco可能會將收購建議期限延長。

收購建議與購買TransAlta Power所有已發行有限責任合夥單位有關，並須待（其中包括）根據收購建議有效存入已發行TransAlta Power單位之最少66⅔%（「最低所需單位」）後，方可作實。

倘Canco根據收購建議條款最少吸納及就最低所需單位支付代價，Canco將於商業層面盡一切合理努力收購，而TransAlta Power已同意於商業層面盡一切合理努力協助Canco在可行情況下盡快收購餘下之TransAlta Power單位，並無論如何於Canco首次根據收購建議吸納及收購TransAlta Power單位日期後六個月內以強制性收購或任何其他收購交易之方式進行，致使TransAlta Power單位可以每TransAlta Power單位等同根據收購建議所付之代價強制性轉讓予Canco。

Canco按每TransAlta Power單位現金8.38加拿大元（相等於約港幣68.05元）之基準提出收購建議，該價格較簽署收購協議前(i) TransAlta Power單位於最後交易日之收市價溢價15.75%；(ii)最後五個交易日之平均收市價溢價16.00%；及(iii)最後十個交易日之平均收市價溢價15.00%。

4. **進行該交易之原因及裨益**

誠如載於通函之董事會函件所披露，該交易反映 貴公司把握投資香港境外基建項目之策略。董事相信該交易之條款屬公平合理，並符合 貴公司及股東之整體之利益。

吾等獲董事告知，彼等相信 貴公司從投資香港境外之策略獲益。董事確認， 貴公司擬貫徹此策略以減低依賴香港電力業務之盈利。

尤其是，根據董事對加拿大能源市場之研究及彼等其後得出之結論表示加拿大發電業務在具透明度及穩定之監管環境下經營，且可預測現金流量，董事認為加拿大乃提供吸引投資機會之重要市場。

吾等進一步注意到， 貴公司曾與長江基建合作進行多項合營項目。董事相信，過往合作關係成功令長江基建成為投資於TransAlta Power之合適夥伴。憑藉 貴集團於發電及輸電之豐富經驗以及長江基建於開發、投資及經營基建業務之豐富經驗，董事認為雙方將可透過共同擁有及投資TransAlta Power而發揮對方之優勢，將對雙方有利。

經考慮 貴公司之投資策略， 貴公司業務之性質、TransAlta Power之相關資產及 貴公司過往與長江基建合夥之經驗後，吾等認為該交易符合 貴公司及股東整體之利益。

5. **該交易之資金及該交易之財務影響：**

誠如上文所述，該交易之代價相等於1,000,000加拿大元(約港幣8,120,000元)(為長江基建將注入Canco之初期資本)；另加Canco進行收購建議而支付之成本總額(不包括以Canco初期資本支付之成本)之50%；扣除於該協議完成日期尚欠之過渡融資金額50%。

考慮到：

— 按收購建議將予收購之所有已發行TransAlta Power單位之數目約為75,157,723計算，及假設Canco按每單位現金8.38加拿大元收購所有已發行之TransAlta Power單位，預期收購建議之總代價約為629,820,000加拿大元(相等於約港幣5,114,140,000元)；

— 根據普通合夥人於TransAlta Power之0.01%股權，以及同意普通合夥人之權益將以與收購價成正比之價格收購，應支付普通合夥人權益之總代價約為63,000加拿大元(相等於約港幣511,560元)；及

— 預期商業銀行將就收購建議提供最高本金額700,000,000加拿大元(相等於約港幣5,684,000,000元)之過渡融資，

吾等瞭解　貴公司根據該交易應付之總代價預期不會超過1,500,000加拿大元(相等於約港幣12,180,000元)。誠如　貴集團截至二零零七年六月三十日止六個月之未經審核簡明綜合中期財務報表所披露，　貴公司於二零零七年六月三十日之現金及現金等值資源總額約為港幣10,968,000,000元。因此，吾等與董事一致認為　貴公司擁有足夠內部現金資源為該交易提供資金。

6. 該交易之財務影響：

董事認為該交易及相關收購建議將對　貴公司之未來前景帶來正面影響。

吾等自董事獲悉，　貴公司現擬於緊隨該交易後將Canco列賬為「於聯營公司之權益」。因此，Canco之經營業績及資產將以權益列賬法列入　貴集團之財務報表。

吾等進一步注意到，於該協議完成後，　貴公司將就尚欠之過渡融資金額之50%(即不超過350,000,000加拿大元(或相等於約港幣2,842,000,000元))作出擔保。吾等認為該就過渡融資提供擔保總額之比例部分與　貴公司將根據該交易收購之有關Canco權益一致。吾等進一步自　貴公司之未經審核中期報告注意到，於二零零七年六月三十日，　貴公司已就附屬公司之銀行及其他借款額及就附屬公司之財務承擔合共等值港幣5,856,000,000元作出擔保及彌償保證。因此，　貴公司根據該交易提供擔保將增加其就附屬公司及聯營公司之

財務承擔所帶來之或有償務總額約港幣2,842,000,000元。吾等注意到 貴公司於二零零七年六月三十日之淨負債資本比率為9%，及 貴公司於二零零七年六月三十日之現金資源約港幣10,968,000,000元。倘有關或有償務具體化，吾等注意到有關或有償務可全數以 貴公司之內部資源應付，而不會對 貴公司之財務狀況構成重大不利影響。董事確認， 貴公司之或有償務總額增加將不會導致抵觸 貴公司獲董事會批准之庫務政策內之有關指引。

經考慮上述者後，吾等認為該交易將不會對 貴公司構成重大不利財務影響。

7. 代價及估值

吾等獲董事告知，該交易之代價乃由訂約各方按一般商業條款經公平磋商後釐定。

(a) 代價之基準

誠如本函件第2節所述，Canco收購TransAlta Power全部權益時將支付之總額包括：

(a) 1,000,000加拿大元（約港幣8,120,000元）（為Canco於完成該協議前之50%初期資本）；及

(b) 以下兩者之差額：(i) Canco進行收購建議而須付之成本總額（不包括以Canco初期資本支付之成本）之50%；及(ii)於該協議完成日期尚欠之過渡融資金額50%。

此外，於該協議完成後， 貴公司亦將就尚欠之過渡融資金額之50%按個別基準作出擔保。

吾等注意到，該交易之代價相等於(i)長江基建向Canco注入之初期資本；(ii)長江基建根據收購建議按公正交易原則建議之收購價；及(iii)就過渡融資（乃由長江基建與獨立於長江基建之商業銀行公平磋商）提供之擔保總額之按比例部分。

由於該交易之代價乃按Canco根據收購建議應付之代價及與收購建議直接有關之成本計算，故為分析代價就 貴公司及股東而言是否公平合理，吾等已分析Canco根據收購建議同意支付每TransAlta Power單位8.38加拿大元以向TransAlta Power單位持有人購買所有已發行TransAlta Power單位之收購價。

誠如通函所披露，每TransAlta Power單位8.38加拿大元之代價較訂立收購協議前(i) TransAlta Power單位於最後交易日之收市價溢價15.75%；(ii)最後五個交易日之平均收市價溢價16.00%；及(iii)最後十個交易日之平均收市價溢價15.00%。

(b) 收購建議之估值

以下列出按每TransAlta Power單位8.38加拿大元之收購價計算，收購所有已發行TransAlta Power單位之收購建議之估值比率：

TransAlta Power收購之估值比率	**按TransAlta Power截至二零零六年十二月三十一日止年度之財務資料計算**
價格[i]／盈利	18.41倍
價格／資產淨值	1.25倍

(i) 價格指根據收購協議每TransAlta Power單位8.38加拿大元之代價所隱含之TransAlta Power股本權益價值

(c) 可資比較公司分析

於達致吾等之意見時，吾等曾根據於最後可行日期之有關市價及其最新年報考慮多間北美可資比較上市公司之現行市場比率。於挑選可資比較上市公司時，吾等已識別及選擇(i)於北美之證券交易所上市（誠如下表所載）；(ii)主要集中於燃煤發電及天然氣發電；及(iii)其主要業務及營運（即發電）以北美為基地及大部分收益來自北美之主要發電公司。

下表載列吾等之發現：

	市值 (百萬美元)	價格／ 盈利 (倍)	價格／ 資產淨值 (倍)
Mirant Corp	9,536.17	17.16	2.15
NRG Energy	9,772.86	19.50	1.73
TransAlta Corp	7,130.82	29.02	2.80
EPCOR Power LP	1,257.14	14.74	1.49
Macquarie Power & Infrastructure Income Fund	467.20	31.86	1.81
於北美之證券交易所上市之發電公司之平均數	**5,632.84**	**22.46**	**1.99**
該交易	**629.82**	**18.41**	**1.25**

資料來源： 彭博、有關公司於最後可行日期之最新年報

僅就比較而言：

(i) 比率乃按於最後可行日期根據彭博釐定之公司有關市值及根據彭博及公司之有關年報之公司財務數據計算。

(ii) 價格指於最後可行日期之市值。

(iii) 盈利指根據最新年報之未計非經常性項目前純利。

(iv) 資產淨值指根據最近可取得之經審核賬目之資產淨值。

(v) 於計算任何有關該交易之估值比率時，吾等乃按每TransAlta Power單位8.38加拿大元之代價得出有關比率。

(vi) 平均資料值為方便讀者而設，未必代表計入其他發電公司後之實際國家或地區平均數。

按上表所示之比率，吾等注意到TransAlta Power交易之比率低於在北美之證券交易所上市之可資比較電力公司之平均比率，因此較有利。吾等亦注意到，TransAlta Power單位自二零零四年起一直以16倍至22倍之間之市盈率進行買賣，故該交易之市盈率18.41倍處於TransAlta Power單位之過往交易範圍內。

(d) 可資比較交易分析

(i) 交易溢價分析

吾等已審查過去36個月北美發電行業所公佈及完成涉及於北美之證券交易所上市目標公司且公開資料之多項收購交易。所選擇之可資比較公司主要集中於燃煤發電及天然氣發電，其主要業務及營運(即發電)以北美為基地，且大部分收益來自北美。

吾等已就有關收購交易分析按每股收購價較有關目標公司於公佈日期前1日、1週及4週之股價計算之收購溢價(以相對股價之百分比列示)。

下表載列吾等之發現：

公佈日期	收購人名稱	目標名稱	所收購股份%	溢價－公佈日期前1日 (%)	溢價－公佈日期前1週 (%)	溢價－公佈日期前4週 (%)
二零零七年六月二十日	Fort Chicago Energy Partners	Countryside Power Income Fund	86.8	6.08	8.47	0.95
二零零七年二月二十五日	若干金融投資者	TXU Corp	100.0	20.14	22.17	28.47
二零零六年十二月二十日	Harbinger Capital Partners	Calpine Power Income Fund	94.6	17.22	11.36	20.45
二零零六年七月五日	Castor Holdings LLC	Duquesne Light Holdings	100.0	21.65	23.92	25.71
二零零五年五月十七日	EPCOR Utilities Inc.	TransCanada Power Services Limited	30.6	6.93	6.16	6.33
平均數				14.40	14.42	16.38
該交易			100.0	15.75	14.95	13.24

資料來源： Thomson Financial、彭博、有關公司就其有關收購之公開存檔文件

吾等自上表注意到，每TransAlta Power單位8.38加拿大元之代價較TransAlta Power於公佈日期前之收市價之溢價略高於其他可資比較交易於該等交易之有關公佈日期前一日及前一週所涉及之平均溢價，惟低於可資比較交易於該等交易之有關公佈日期前四週之平均溢價，因此較為有利。此外，鑑於截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度之每TransAlta Power單位之平均收市價分別為9.39加拿大元、9.70加拿大元及8.43加拿大元，每TransAlta Power單位8.38加拿大元之收購價較歷史交易範圍有所折讓。

(ii) 交易比率分析

吾等已審查過去36個月北美發電行業所公佈及完成涉及於北美之證券交易所上市目標公司且公開資料之多項收購交易。所選擇之可資比較公司主要集中於燃煤發電及天然氣發電，其主要業務及營運(即發電)以北美為基地，且大部分收益來自北美。

下表載列吾等之發現：

公佈日期	收購人名稱	目標名稱	所收購股份%	目標公司應佔之總裝機容量(兆瓦)	收購應佔之總裝機容量(兆瓦)	企業價值/EBITDA(倍)	價格/盈利(倍)	價格/資產淨值(倍)	企業價值/兆瓦(百萬美元)
二零零七年六月二十日	Fort Chicago Energy Partners	Countryside Power Income Fund	86.8	267	232	8.67	16.92	1.27	1.15
二零零七年二月二十五日	若干金融投資者	TXU Corp	100.0	17,605	17,605	8.12	12.46	14.86	2.52
二零零六年十二月二十日	Harbinger Capital Partners	Calpine Power Income Fund	94.6	734	694	12.78	16.00	1.34	1.13
二零零六年五月三十一日	Castor Holdings LLC	Duquesne Light Holdings	100.0	不適用	不適用	8.87	27.42	1.61	不適用
二零零五年五月十七日	EPCOR Utilities Inc.	TransCanada Power Services Limited	30.6	744	227	12.41	17.18	2.11	2.90
平均數					4,690	10.17	18.00	4.24	1.93
平均數(不包括TXU Corp)					384	10.68	19.38	1.58	1.73
該交易				407	404	18.33	18.41	1.26	1.56

資料來源：Thomson Financial、彭博、有關公司於其收購前有關收購之公開存檔文件及其最新年報。

附註：

(i) 價格指支付以收購有關收購目標之有關股本權益之代價。

(ii) 企業價值指支付以收購有關收購目標之有關股本權益之代價與根據有關收購前最新經審核財務資料之按比例收購目標債務淨額之總和。

(iii) EBITDA指根據最新年報之未計利息、稅項、折舊及攤銷前之盈利。

(iv) 兆瓦指有關公司應佔之裝機發電容量(以兆瓦計算)。

(v) 不適用指不適用。

根據上表所示之比率，及透過不包括TXU(為另類估值)在內，吾等注意到該交易之企業價值／EBITDA比率18.33倍高於因而較遜於該等可資比較交易之平均企業價值／EBITDA比率10.68倍。除上述分析中之企業價值／EBITDA比率外，TransAlta Power收購之估值比率較可資比較交易之另外3項估值比率(即市盈率、價格／資產淨值比率及企業價值／兆瓦比率)有利。

基於以上估值分析，顯示該交易之價值處於本節所載之下列範圍內：(i)於北美之證券交易所上市之可資比較公司現有市場估值比率、(ii)涉及收購上市電力公司控股權益之可資比較交易之交易溢價，及(iii)涉及收購北美電力公司之可資比較交易之交易估值比率，吾等認為該交易之代價屬公平合理。

概要：

經考慮上述主要因素及原因後，吾等謹請　閣下留意達致吾等結論之以下各項：

(i) 董事相信該交易符合　貴公司及股東之整體利益，而該協議之條款就股東整體而言屬公平合理；

(ii) 董事認為該交易符合 貴公司在香港境外物色投資機會之策略；

(iii) 董事認為該交易及相關收購建議將對 貴公司之未來前景帶來正面影響；

(iv) 貴公司曾與長江基建合作，董事相信， 貴公司與長江基建將透過共同擁有及投資TransAlta Power而發揮對方之優勢，將對雙方有利；

(v) 由於 貴公司具備發電業專業知識， 貴公司已對TransAlta進行盡職審查，並能就收購建議概括提供其觀點；

(vi) 該交易之代價相等於(i)長江基建向Canco注入之初期資本；(ii)長江基建根據收購建議按公正交易原則建議之收購價；及(iii)就過渡融資（乃由長江基建與獨立於長江基建之商業銀行公平磋商）提供之擔保總額之按比例部分；及

(vii) 本函件第7節「代價及估值」所載(i)於北美之證券交易所上市可資比較公司之現行市場估值比率、(ii)涉及收購上市電力公司控股權益之可資比較交易之交易溢價及(iii)涉及收購北美電力公司之可資比較交易之交易估值比率之分析。

推薦建議

經考慮上述所有主要因素及原因後，吾等認為於本函件日期：

(a) 該交易之條款乃一般商業條款；

(b) 該交易乃於 貴公司之日常及一般業務過程中訂立；及

(c) 該交易之條款乃屬公平合理，並符合 貴公司及其股東(包括獨立股東)之整體利益。

因此，吾等將建議獨立董事委員會建議獨立股東於股東特別大會上投票贊成該交易。

本函件乃就 貴公司之獨立董事委員會及獨立股東對該交易進行評估而向彼等提供。如本函件之中英文本有任何歧異之處，概以英文本為準。除非已經吾等事先書面批准，否則本函件不得向任何第三方披露、引述或傳送(不論全部或部分)以作任何用途。本函件全文可轉載於通函內，惟未經吾等事先書面批准前不得以任何其他形式作公開披露。

此致

獨立董事委員會及
獨立股東 台照

代表
里昂證券資本市場有限公司
投資銀行部董事
Philip Gregory
謹啟

二零零七年十一月二十日

1. 責任聲明

本通函載有就遵照上市規則而提供有關本公司之資料。各董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及所信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

董事已批准刊發本通函。

2. 董事權益披露

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於最後可行日期持有本公司及其相聯法團之已發行股本權益如下：

於本公司股份之好倉

董事姓名	身分	權益性質	持有股份數目	總數	佔股權之概約百分比
李蘭意	實益擁有人	個人權益	739	739	≃0%
夏佳理	受控制公司之權益	公司權益	2,011	2,011	≃0%
李澤鉅	子女或配偶權益	家族權益	151,000	829,750,612	≃38.87%
	信託受益人	其他權益	829,599,612 (附註一及二)		

附註：

(一) 該等股份由長江基建之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust（「DT1」）及另一全權信託（「DT2」）之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」，為DT1之信託人）及Li Ka-Shing Unity Trustcorp Limited（「TDT2」，為DT2之信託人）持有若干The Li Ka-Shing Unity Trust（「UT1」）單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited（「TUT1」）以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一或以上投票權之相關公司（「TUT1相關公司」）共同持有長江實業（集團）有限公司（「長實」）三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司（「和記黃埔」）三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人持有該等股份權益之責任及權力而從事一般正常業務,並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之任何Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於根據上文所述及作為 DT1 及 DT2全權信託之可能受益人及身為長實董事,李澤鉅先生被視為須就由 TUT1 以 UT1 信託人身分及 TUT1 相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份,以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有 Unity Holdco 三分之一全部已發行股本權益及為DT1及DT2全權信託之可能受益人,惟李澤楷先生並非長實董事,因此根據證券及期貨條例毋須就 TUT1 以 UT1 信託人身分及TUT1 相關公司持有之長實股份申報權益。

(二) 李澤鉅先生按上述附註(一)所述持有之權益,又身為董事,故根據證券及期貨條例亦被視作透過本公司持有本公司相聯法團之股份權益。

下列為本公司相聯法團:

名稱	本公司所佔股權之百分比
Alpha Central Profits有限公司	100
港燈協聯工程有限公司	100
Beta Central Profits有限公司	100
Bonlink Investment有限公司	100
嘉雲建設有限公司	100
CHEDHA Holdings Pty有限公司	27.93
CHES Networks Pty有限公司	33.33
CitiPower I Pty有限公司	27.93
CitiPower II Pty有限公司	27.93
CKI Power Development Pty有限公司	27.93
CKI Power Distribution Pty有限公司	27.93
CKI Spark Holdings No. One有限公司	54.76
CKI Spark Holdings No. Two有限公司	54.76
CKI Utilities Development有限公司	54.76
CKI/HEI Electricity Assignment Pty有限公司	27.93
CKI/HEI Electricity Distribution Holdings (Australia) Pty有限公司	27.93
CKI/HEI Electricity Distribution (Services) Pty有限公司	27.93
CKI/HEI Electricity Distribution Pty有限公司	27.93
CKI/HEI Electricity Distribution Two Pty有限公司	27.93
CKI/HEI Energy Holdings Pty有限公司	50
CKI/HEI Power Holdings Pty有限公司	27.93
Coty有限公司	100

公司名稱	本公司所佔股權之百分比
Dunway Investment有限公司	100
ETSA Ancillary Pty有限公司	27.93
ETSA FRC Pty有限公司	27.93
ETSA Utilities Finance Pty有限公司	27.93
Fenning有限公司	100
豐澤廣告有限公司	100
Gusbury Enterprises Inc.	100
HEI China有限公司	100
HEI Distribution Finance (Australia) Pty有限公司	100
HEI Electricity Distribution (Malaysian) 有限公司	100
HEI Investment Holdings有限公司	100
HEI Power (Malaysian)有限公司	100
HEI Power Development Pty有限公司	27.93
HEI Power Distribution Pty有限公司	27.93
HEI Spark Holdings No. One有限公司	54.76
HEI Transmission Finance (Australia) Pty有限公司	100
HEI Utilities (Malaysian)有限公司	100
HEI Utilities Development有限公司	54.76
HKE Fund Management有限公司S.à r.l.	100
Hong Kong Electric International Finance (Australia) Pty有限公司	100
Hong Kong Telecommunications Holdings (Australia) Pty有限公司	33.33
Hong Kong Telecommunications Holdings (Malaysian)有限公司	33.33
Hongkong Electric (BVI)有限公司	100
Hongkong Electric (Cayman)有限公司	100
香港電燈(天然氣)有限公司	100
Hongkong Electric Finance (Cayman)有限公司	100
Hongkong Electric Finance有限公司	100
香港電燈基金管理有限公司	100
港燈國際有限公司	100
Hongkong Electric International Power (Mauritius)有限公司	100
港燈雲南大理風電有限公司	100
Kentson有限公司	100
Marregon (No.2) Pty有限公司	27.93
Marregon Pty有限公司	27.93
Powercor Australia有限公司	27.93
Powercor Pty有限公司	27.93
Powercor Australia LLC	27.93
Powercor Australia Holdings Pty有限公司	27.93
Ratchaburi Power有限公司	25
Riverland Investment有限公司	100
Secan有限公司	20
Sigerson Business Corp.	100
Silk Telecom Pty有限公司	33.33
Silk Telecom (WA) Pty有限公司	33.33
香港電燈有限公司	100
Utilities Management Pty有限公司	27.93

除上文所披露者外，於最後可行日期，本公司各董事或最高行政人員概無於本公司或其任何相聯公司之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例有關條文被當作或視為持有之權益及淡倉)須知會本公司及聯交所之權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內之權益或淡倉，或根據上市規則內之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益或淡倉。

概無任何董事於最後可行日期仍然生效及對本集團業務而言屬重大之合約或安排擁有重大權益。

概無董事於自二零零六年十二月三十一日(即本公司編製最近期刊發之經審核財務報表之日期)起收購、出售或租賃予本集團任何成員公司或建議收購、出售或租賃之任何資產中擁有任何直接或間接權益。

3. 於本公司股本之主要股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於最後可行日期，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部之條文須向本公司披露之權益或淡倉之股東(本公司董事及最高行政人員除外)如下：

於本公司股份之好倉

名稱	身分	持有股份數目	佔股權之概約百分比
Silchester International Investors Limited	投資經理	128,423,957	6.02%
Interman Development Inc.	實益擁有人	186,736,842 (附註一)	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 (附註一)	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 (附註一)	13.07%

名稱	身分	持有股份數目	佔股權之概約百分比
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 (附註一)	13.46%
Hyford Limited	受控制公司之權益	829,599,612 (附註二)	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612 (附註二)	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 (附註三)	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 (附註三)	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 (附註三)	38.87%
長江實業(集團)有限公司	受控制公司之權益	829,599,612 (附註四)	38.87%
身為The Li Ka-Shing Unity Trust 信託人之 Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 (附註五)	38.87%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之 Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 (附註六)	38.87%
身為另一全權信託之信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 (附註六)	38.87%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 (附註六)	38.87%

附註：

(一) 該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司，其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份內。

(二) 由於長江基建間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited(「HIH」)持有長江基建三分之一以上已發行股本，和記企業有限公司持有HIH三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一或以上之投票權之相關公司持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司該等股份權益。

(六) 根據證券及期貨條例，李嘉誠先生(為The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之財產授予人，按證券及期貨條例而言，可能被視為該等信託之成立人)、Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」)以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited(「TDT2」)以DT2信託人身分均被視為持有上述附註(五)所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行及未行使之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

除上文披露者外，於最後可行日期，概無任何人士(本公司董事或最高行政人員除外)曾知會本公司擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份及相關股份之權益或淡倉，或擁有附帶權利可在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上或該等股本之任何購股權。

於最後可行日期，以下本公司董事亦為擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份或相關股份之權益或淡倉之公司之董事：

共同董事姓名	公司名稱
霍建寧 甘慶林 李澤鉅 麥理思 陸法蘭	長江實業(集團)有限公司
周胡慕芳 霍建寧 甄達安 甘慶林 李澤鉅 麥理思 陸法蘭 曹棨森	長江基建集團有限公司
甘慶林 李澤鉅	Hyford Limited
周胡慕芳 甘慶林	Interman Development Inc.
陸法蘭	Li Ka-Shing Unity Trustcorp Limited
陸法蘭	Li Ka-Shing Unity Trustee Company Limited
陸法蘭	Li Ka-Shing Unity Trustee Corporation Limited
周胡慕芳 甘慶林	Monitor Equities S.A.
周胡慕芳 甘慶林	Univest Equity S.A.
周胡慕芳 甘慶林	Venniton Development Inc.

共同董事姓名	公司名稱
周胡慕芳 霍建寧 甘慶林 顧浩格 李澤鉅 麥理思 陸法蘭 黃頌顯	和記黃埔有限公司
周胡慕芳 霍建寧 甘慶林 李澤鉅 陸法蘭	和記企業有限公司
周胡慕芳 陸法蘭	Hutchison Infrastructure Holdings Limited

4. 服務合約

於最後可行日期，各董事與本集團任何成員公司概無訂立或建議訂立任何並非於一年內屆滿或在一年內本集團該成員公司不作出賠償(法定賠償除外)則不可終止之服務協議。

5. 董事之競爭業務權益

董事擁有與本集團投資海外能源及輸配設施之業務(「海外業務」)有可能構成競爭之業務權益如下:

董事姓名	公司名稱	有關權益
霍建寧	長江基建集團有限公司	執行董事
曹棨森	長江基建集團有限公司	執行董事
周胡慕芳	長江基建集團有限公司	執行董事
甄達安	長江基建集團有限公司 Spark Infrastructure Group	執行董事 非執行董事
甘慶林	長江基建集團有限公司 Spark Infrastructure Group	執行董事 非執行董事
李澤鉅	長江基建集團有限公司	執行董事
麥理思	長江基建集團有限公司	非執行董事
陸法蘭	長江基建集團有限公司	執行董事

董事局認為本集團能獨立及基於本身利益來經營海外業務。當就海外業務進行決策，上述董事在履行作為本公司董事之責任時，將如以往一樣，繼續以本集團及其所有股東之最佳商業利益為依歸。

6. 股東要求進行表決之程序

根據本公司組織章程細則第80條，受上市規則所規限，於任何股東大會上提呈大會投票之決議案須以舉手方式決定，除非(於宣佈舉手表決結果時或之前)下述人士要求以投票方式表決：

(i) 由主席；

(ii) 由至少五名親身或受委代表出席之股東；

(iii) 由任何一名或多名親身或受委代表出席並代表不少於所有有權於大會上投票之股東總投票權十分之一之股東；及

(iv) 由一名或多名持有授予大會投票權之本公司股份實繳股款總值等於不少於所有授予該權利之股份之實繳總值十分之一之股東。

除非如上述者要求以投票方式表決，否則主席宣佈決議案以舉手方式通過或一致或以某一大多數通過或不予通過，並記入載述本公司會議程序紀錄之名冊中，有關結果即為該事實之最終憑證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

於股東特別大會上就決議案之投票將以投票表決方式進行。

7. 獨立財務顧問

下列為提供本通函所載意見之獨立財務顧問之資格：

名稱	資格
里昂證券資本市場有限公司	根據證券及期貨條例獲准從事第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動之持牌法團

里昂已確認其並無持有本集團任何成員公司之股權或認購或提名他人認購本集團任何成員公司之證券之權利(不論是否可依法強制執行)。

里昂概無於自二零零六年十二月三十一日(即本公司編製最近期刊發之經審核綜合財務報表之日期)起由本集團任何成員公司收購、出售或租賃或本集團任何成員公司建議收購、出售或租賃之任何資產中擁有任何直接或間接權益。

里昂發出之函件乃於本通函日期發出，以供載入本通函。

8. 同意

里昂已就刊發本通函連同以所示形式及涵義收錄其函件及引述其名稱及函件發出同意書，且迄今並無撤回有關同意書。

9. 並無重大逆轉

董事確認，於最後可行日期，彼等並不知悉自二零零六年十二月三十一日(即本集團編製最近期之經審核綜合財務報表之日期)以來，本集團之財政或經營狀況出現任何重大逆轉。

10. 其他資料

(a) 本公司之公司秘書為黃莉華女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會資深會士。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(c) 本通函具有英文本及中文本。如中英文本有任何歧異之處，概以英文本為準。

11. 備查文件

該協議之副本由本通函日期起直至及包括二零零八年一月十五日止或股東特別大會之日期(以較早者為準)之一般營業時間內可於本公司之註冊辦事處香港堅尼地道44號查閱。

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